As filed with the United States Securities and Exchange Commission on August 9, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Global Ship Lease Services Limited,

Portland House, Stag Place

London SW1E 5RS

+44 (0) 20 7869 8006

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Seward & Kissel LLP

Attention: Gary J. Wolfe, Esq.

One Battery Park Plaza

New York, New York 10004

(212) 574-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common shares, par value $0.01 per share	$5,750,000	$696.90

(1)	Includes Class A common shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 9, 2019

PRELIMINARY PROSPECTUS

675,000 Class A Common Shares

Global Ship Lease, Inc.

Class A Common Shares

We are offering 675,000 of our Class A common shares in this offering.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “GSL.”

Investing in our Class  A common shares involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions
Proceeds to the company, before expenses	$	$

We have granted the underwriters the option for a period of up to        days to purchase up to an additional             shares to cover over-allotments at the public offering price less the underwriting discount.

The underwriters expect to deliver the Class A common shares to purchasers on or about         , 2019.

The date of this prospectus is                 , 2019

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different or inconsistent information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, (the “SEC” or “Commission”), is effective. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

We have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights certain of the information that appears later in this prospectus or in other documents incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. As an investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference in this prospectus before making an investment in our Class A common shares. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional Class A common shares is not exercised.

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently our principal charterer, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018, Technomar Shipping Inc. (“Technomar”) refers to our ship technical manager (“Technical Manager”) and ConChart Commercial Inc. (“Conchart”) refers to our commercial ship manager (“Commercial Manager”, and together with Technomar the “Managers”). Unless otherwise indicated, all references to “$” and “dollars” in this prospectus are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity. References to our 2018 Annual Report refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, that was filed with the SEC on March 29, 2019, which is incorporated herein by reference.

On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares. All share and per share amounts disclosed in this prospectus have been retroactively adjusted to reflect the reverse stock split.

Our Company

Global Ship Lease, Inc. is a Republic of the Marshall Islands corporation that owns a fleet of mid-sized and smaller containerships which are chartered out under fixed-rate charters to reputable container shipping companies (“liner companies” or “liner operators”).

We were formed in 2007 to purchase and charter back 17 containerships owned or to be purchased by CMA CGM, then the third largest containership operator in the world by number of ships.

On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 ships that we acquired as a result of the Poseidon Transaction, excluding the Argos. On the closing of the Poseidon Transaction, we issued to the Poseidon unitholders 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible to an aggregate of 12,955,187 Class A common shares in certain circumstances, and assumed the debt of Poseidon Containers, which amounted to $509.7 million as of November 15, 2018.

Following the announcement of the Poseidon Transaction on October 29, 2018, we have agreed multiple new charters in an improving market over multi-year durations, to renew or replace expiring charters, that have resulted in material improvements to key performance metrics, such as:

•

Increased remaining contract duration: Since the announcement of the Poseidon Transaction, we have agreed 25 new charters with an aggregate contract duration of 67 years resulting in TEU-weighted average remaining contract duration for our entire fleet, as of June 30, 2019 and including subsequent announcements of new charters, of 2.9 years, to the mid-point of the redelivery period and including options to extend the charters which are under our control, or 3.2 years, also including options to extend which are under the charterers’ control and assuming the latest redelivery date.

•

Significant new contracted revenue: Since announcing the Poseidon Transaction, we have entered into charters, both as charter renewals and for ship acquisitions, which are expected to generate $508.7 million contracted revenue (measured over the term of the charter to the mid-point of redelivery including options to extend these new charters which are under our control). Contracted future revenue was $829.6 million, as of June 30, 2019 and including subsequent announcements of new charters (assuming the mid-point of redelivery under charters and including options to extend which are under our control).

In addition, in May 2019, we agreed to acquire three 2004-built 7,849 TEU containerships. Shortly after delivery in May 2019, the first ship, GSL Eleni, commenced a five-year charter with Maersk Line. The two remaining ships, GSL Kalliopi and GSL Grania, are expected to be delivered during the third quarter of 2019 and are scheduled to commence three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option.

As of the date of this prospectus, we owned 39 containerships and have agreed to acquire a further two. Following the delivery of these two ships, we will own 41 mid-sized and smaller containerships of which nine are new-design, high-specification, fuel-efficient, and wide-beam. Our fleet, pro forma for the delivery of the two vessels we have agreed to acquire, has a total capacity of 224,162 TEU, making us one of the largest non-operating owner of containerships as of June 30, 2019, according to industry sources. Our fleet’s average size is 5,467 TEU, with a TEU weighted average age of 11.9 years.

All of our ships are chartered out on time charters, representing contracted future revenue of $829.6 million as of June 30, 2019, including subsequent announcements of new charters and options to extend which are under our control, and assuming the mid-point of redelivery, over a TEU-weighted average remaining term of 2.9 years. Contracted future revenue was $912.6 million on the same basis, but also including options to extend which are under the charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.2 years. By applying the Adjusted EBITDA Margin of 62.2% for the six months ended June 30, 2019 to contracted future revenue, this would imply Contracted Adjusted EBITDA of $516.0 million on our contracted future revenue of $829.6 million (to the mid-point of redelivery and including options to extend charters which are under our control) and $567.6 million on our future contracted revenue of $912.6 million (also including options to extend which are under the charterers’ control and assuming the latest redelivery). Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA are non-U.S. GAAP measures. For a description of Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA and a reconciliation of these measures to net income, the most directly comparable US GAAP financial measure, please see “Summary Financial Data—Non-U.S. GAAP Financial Measures” below.

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. As of June 30, 2019, there were 9,942,950 Class A common shares issued and outstanding, along with 250,000

Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares in certain circumstances. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively, for all periods presented.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is +44 (0) 20 7869 8006. Our website address is www.globalshiplease.com. The information included on our website is not incorporated herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

Industry and Market Outlook

The container shipping industry is both cyclical and seasonal. We believe that supply/demand fundamentals are currently strongly supportive, particularly for the mid-size and smaller ship sizes upon which we are focused. As of June 30, 2019, according to industry sources, idle capacity for the global fleet was only 1.6%, capacity scrapped during the first half 2019 exceeded that for the entire year of 2018 by a multiple of over 1.3, and the newbuilding orderbook, which is scheduled to deliver over the next two to three years, was limited. As of June 30, 2019, according to industry sources, the orderbook-to-fleet ratio for the global fleet was 10.9%, while for ships of 2,000 – 9,999 TEU it was 2.5%, with no ships on order between 4,000 TEU and 9,999 TEU—sizes representing over 80% of GSL fleet capacity. We expect the implementation of industry-wide regulatory changes on emission controls with effect from January 1, 2020 (“IMO 2020”) which are expected to increase the unit cost of fuel due to the anticipated premium price of low sulfur fuel, to further improve industry fundamentals as, among other things, operators reduce operating speeds to be more fuel efficient, thereby reducing the effective supply of containerships. Furthermore, we believe that the fuel-efficient, low slot cost characteristics of many of our ships will position us well to capitalize on these trends, enhancing the earnings capacity and value of our fleet over time.

Our Competitive Strengths.

We believe that we possess a number of competitive strengths that differentiate us and will allow us to capitalize on opportunities in the containership sector, including:

Experienced Management Team. Members of our management team, board of directors and Managers have extensive experience in the container shipping industry and have long-term relationships with companies, individuals and institutions within the wider shipping industry. Our Executive Chairman, George Giouroukos, has more than 25 years of leadership and shipping industry experience, while our Chief Executive Officer, Ian Webber, has 30 years of shipping industry experience, 12 of which serving as our Chief Executive Officer. We believe that we will be able to capitalize on the experience and relationships of our management, board of directors and Managers to identify future acquisitions and charter opportunities beyond those widely and publicly marketed, expand our customer base, and finance these acquisitions and refinance our debt. See “Item 6. Directors, Senior Management and Employees” in our 2018 Annual Report, which is incorporated herein by reference.

Significant Contracted Revenue. All of our ships are chartered out on time charters, representing contracted future revenue of $829.6 million as of June 30, 2019, including subsequent announcements of new charters and options to extend which are under our control, and assuming the mid-point of redelivery, over a TEU-weighted average remaining term of 2.9 years. Contracted future revenue was $912.6 million on the same basis, but also including options to extend which are under the charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.2 years. Our contracted revenue mostly consists of revenue generated by our larger ships as these have higher daily charter rates and longer charter durations provides substantial forward visibility on earnings. Our smaller, lower-earning ships are mostly employed on shorter term contracts, which we believe will provide upside earnings potential in what we anticipate will be a firming charter market after a protracted downturn. Since announcing the Poseidon Transaction, we have entered into charters, both as charter renewals and for ship acquisitions, which are expected to generate $508.7 million contracted revenue (measured over the term of the charter to the mid-point of redelivery including options to extend these new charters which are under our control).

Diversified Portfolio of Charterers. As of June 30, 2019, charterers of our ships included Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag-Lloyd and ZIM. In addition, our Commercial Manager has established relationships with, and has previously arranged charters with, many other reputable liner operators, such as ONE, Wan Hai, Evergreen and Seaboard Marine. We expect to continue to capitalize on our senior management’s and Commercial Manager’s long-standing relationships with leading liner companies. We believe that the experience of our senior management team, coupled with our Technical Manager’s extensive experience and reputation, will continue to assist us in securing high employment coverage for our ships to facilitate our future growth.

Focused Fleet Composition. Our fleet is focused on high specification, mid-sized and smaller ships, which we believe are undersupplied in the market and have multiple deployment opportunities. We own and operate 41 containerships, including the two ships which will be delivered to us in the third quarter of 2019, ranging in size between 2,207 TEU and 11,040 TEU, built at reputable shipyards, with high specifications, and which are well-maintained. Such mid-size and smaller ships are operationally flexible and are core to servicing multiple non-arterial, intermediate, and intra-regional container trades which, in aggregate, represented over 70% of global containerized trade volumes in 2018. Limited investment by the industry in recent years in mid-sized and smaller containerships has resulted in a small orderbook to be delivered over the next two-three years (the orderbook to fleet ratio for 2,000—10,000 TEU ships was 2.5% delivering over the next two to three years as of June 30, 2019, versus an overall ratio of 10.9%) and an aging global fleet, with limited availability of latest-generation ships in these segments.

Fleet with High Technical Specifications. Value-adding attributes that render our ships attractive to our customers, the liner operators, include capacity to carry a large number of temperature-controlled containers (“reefers”), wide-beam and fuel-efficient designs, and onboard cranes (“gear”) for cargo handling. We believe that these features enable our fleet to achieve higher levels of employment and earnings against ships with lower specifications. 72% of our fleet capacity is made up of Post-Panamax containerships larger than 5,500 TEU, which provide enhanced ship stability and thus greater cargo carrying capacity. Cargo carrying capacity is an important selection criterion for liner operators as it reduces slot cost, which is calculated for any given ship as daily fuel cost plus daily charter hire divided by standardized loadable capacity. Nine of our Post-Panamax ships are also latest-generation, fuel efficient “Eco” ships, which further enhance slot cost economics for liner operators and command an earnings premium in the charter market versus non-Eco ships and have the potential to provide longer term charters. Fuel efficiency becomes even more valuable as fuel prices rise, as is anticipated with the introduction of industry-wide emission control regulations from January 2020 (“IMO 2020”), with which the vast majority of ships will comply by burning higher cost, low sulfur fuel.

Capitalize on Cascade. The shipping industry up-sizes ships over time in order to capture economies of scale by increasing the carrying capacity of ships. This up-sizing is also referred to as the “cascade,” and involves larger ships progressively displacing smaller ships into other trade lanes. Non-mainlane, intermediate, and intra-regional trades are of fundamental importance to global containerized trade—representing, in aggregate, over 70% of global containerized trade volumes in 2018—and are predominantly served by mid-size and smaller ships, which we believe are supply-constrained. We also believe that our fuel-efficient, low slot cost ships position us to capitalize on cascading opportunities in these markets. As of June 30, 2019, according to industry sources, 42.5% of the global fleet (by number of ships) was comprised of ships of 2,000 TEU or smaller, providing significant cascading opportunities for even the smallest ships in our fleet (2,200 TEU).

Efficient Ship Operations. We believe that our Technical Manager’s experience in the technical management of containerships, and their reputation in the shipping industry as operators with high safety and operating standards, are important in servicing our charterers, who depend on reliable ships and responsible containership owning companies to meet their exact and demanding ship scheduling requirements. Our Technical Manager has been managing ships successfully since 1994 and this depth of experience not only provides our customers with a high level of service quality and confidence but also gives us competitive average daily operating costs. Despite significant drydocking of our ships for regulatory surveys and upgrades, utilization for the six months ended June 30, 2019 was 96.9%. Utilization for the three months ended March 31, 2019, which was not affected by elevated levels of drydocking, was 99.8%. In addition, our Technical Manager has experience in upgrading ships, including reefer capacity and fuel efficiency and in the efficient design of scrubbers, all of which raise our ships to higher commercial standards enhancing their marketability and earning capacity.

Growth Track Record. We have a proven ability to grow by purchasing ships with pre-agreed charters that are immediately accretive to cashflow and earnings, while concurrently putting in place competitively-priced and conservatively-structured debt to facilitate such growth. Our Executive Chairman, George Giouroukos, has structured and concluded over 250 secondhand and newbuilding ship transactions. The strategic combination between GSL and Poseidon Containers in November 2018 also demonstrates our capacity to successfully execute transformative corporate transactions. We believe that our senior management team’s extensive knowledge of, and contacts within, the container shipping industry will allow us to continue to add value-accretive ships and charters to our portfolio.

Multiple Financing Sources. Access to cost-effective capital is important in the container shipping industry. As a publicly listed company with a business model primarily oriented towards providing medium-term charters to reputable counterparties, we can potentially access equity and debt markets, both private and public, on a recurrent basis. In a capital-constrained environment, we believe that being a publicly listed company with a high level of transparency and reporting is an advantage in competing with other containership owning companies, which are predominantly private and do not have access to such diverse sources of capital. In addition, our management team has extensive and long-standing relationships with commercial banks that provide us with access to the traditional secured loan bank market. Specifically, since the Poseidon Transaction, our significantly expanded banking relationships now include Citi, Credit Agricole, Deutsche Bank, ABN Amro, DVB, CIT, Entrust, ATB and Hellenic Bank.

Our Business Strategies

Our primary objective is to maximize value for our shareholders by pursuing the following strategies:

Maintain Fleet Focus. We intend to maintain our focus on containerships of 2,000 – 11,000 TEU, weighted towards wide-beam, high-reefer, fuel-efficient ships of 5,500 – 10,000 TEU. We believe the cost-return characteristics of ships in this size segment are attractive. Specifically, they are sought after by charterers given their operational flexibility and low slot costs and should thereby allow us to manage our fleet deployment effectively, locking in upside earnings potential for shareholders by securing longer-term charters generating contracted cashflows. Furthermore, due to scarce capital being disproportionately allocated to the construction of the largest containerships for the main East-West trades lanes, such as Asia – Europe, the order-book for containerships below 10,000 TEU is at historically low levels and, according to industry sources, there are no ships on order in our area of focus, the 4,000 TEU and 9,999 TEU segment, which, combined with reasonable demand growth for container shipping services, particularly in the trade lanes where our ships are best deployed, is expected to result in continuing improvements in charter rates and hence asset values, over time. We expect supply to tighten further for these ship segments with the implementation on January 1, 2020 of the new industry-wide emission controls under IMO 2020, which we believe may prompt liner operators to slow down their ships in order to reduce fuel burn and thus cost, reducing effective supply.

Optimize Charter Portfolio. We intend to proactively manage our portfolio of charters to lock in upside earning potential, while also providing downside protection through charter cover. This provides significant forward visibility of stable cashflows, while preserving the flexibility to capitalize on potentially rising charter rates. We currently charter most of our high revenue producing ships under medium term time charters of between three to five years, with staggered maturities, while the remainder of the fleet, mostly our smaller ships, are on shorter term charters of less than 12 months to position us to benefit from market increases in charter rates. Additionally, we will continue to charter our ships to reputable charterers, such as our long-standing clients Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag Lloyd and ZIM, and will continue to expand the number of leading liner companies chartering our ships in order to further diversify our portfolio of charters from customer, geographic and maturity perspectives.

Moderate Leverage Level and Reduced Cost of Debt. Our mandatory debt repayment profile will result in substantial debt reduction over the next few years. We believe that reducing our leverage and maintaining debt at a moderate level will enable us to reduce our overall cost of debt, enhance our financial flexibility and allow us to make opportunistic acquisitions consistent with our strategy. We expect to finance future ship acquisitions, with cash on hand, borrowings under new credit facilities, or subject to favorable market conditions, public debt or equity offerings, or a combination thereof.

Implement Disciplined Growth. We intend to continue to grow and renew our fleet mainly by acquiring second-hand containerships with high specifications and fuel efficiency, that are already employed on charters or that can be so employed immediately following their acquisition, as market conditions allow. When evaluating these future acquisitions, we will consider, among other things, fundamental developments in the container shipping industry, the value of the ship compared to historical levels, the cash flow expected to be earned by the ship in relation to its value, the credit quality of the charterer and duration and terms of charter contracts, its condition and technical specifications, as well as the overall diversification of our fleet and customer portfolio. We believe that attractive, counter-cyclical investment opportunities are available in the market. These may include both structured sale and leaseback transactions with liner companies and the acquisition of selected, attractively-priced ships, in the sale and purchase market. In addition, we will evaluate and consider strategic corporate acquisitions on a selective and prudent basis.

Leverage Our Managers’ Experience. We intend to leverage our Technical Manager’s expertise to continue to manage our ships efficiently and reliably at a low daily operating cost, as well as support future growth. We believe that our Technical Manager is able to oversee the technical management of our fleet at a cost than is lower than we could achieve in-house and which is competitive compared to other independent ship management companies. Additionally, we believe that our outsourced management arrangements provide scalability to facilitate growth without the incurrence of significant additional overheads. In addition, our Technical Manager has experience in upgrading the reefer capacity and fuel efficiency of ships, and in the efficient design of scrubbers, as well as other characteristics that raise our ships to higher commercial standards enhancing their marketability and earning capacity. Moreover, our Commercial Manager has direct relationships with liner companies as evidenced by multiple long-term contracts, including repeat business, secured since the completion of the Poseidon Transaction.

Our Fleet

The table below provides information about our fleet of 41 containerships as of August 9, 2019:

Ship Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date		Latest Charter Expiry Date		Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25		1Q26		47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22		2Q22		34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20		3Q20		39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20		3Q20		39,200
MSC Tianjin	8,667	34,243	2005	MSC	2Q24		3Q24	(2)	—	(2)
MSC Qingdao	8,667	34,305	2004	MSC	2Q24		3Q24	(2)	—	(2)
GSL Ningbo	8,667	34,243	2004	Maersk	3Q20		3Q20		12,400	(3)
GSL Kalliopi	7,849	29,245	2004	Maersk	3Q22		4Q24	(4)	—	(4)
GSL Grania	7,849	29,261	2004	Maersk	3Q22		4Q24	(4)	—	(4)
GSL Eleni	7,849	29,261	2004	Maersk	2Q24		3Q24	(4)	—	(4)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23		4Q23		25,910
Kristina(1)	6,927	23,424	2013	CMA CGM	2Q24		3Q24		25,910
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24		2Q24		25,910
Alexandra(1)	6,927	23,424	2013	CMA CGM	1Q24		2Q24		25,910
Alexis(1)	6,882	23,919	2015	CMA CGM	1Q24		2Q24		25,910
Olivia I(1)	6,882	23,864	2015	CMA CGM	1Q24		2Q24		25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21		4Q21		34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19		4Q23		12,500	(5)
Tasman	5,936	25,010	2000	ZIM	3Q19		3Q19	(6)	11,500	(6)
Dimitris Y	5,936	25,010	2000	ZIM	3Q19		3Q19	(7)	16,750	(7)
Ian H	5,936	25,128	2000	ZIM	1Q21		2Q21		14,500
Dolphin II	5,095	20,596	2007	HMM	3Q19	(8)	4Q19	(8)	7,700	(8)
Orca I	5,095	20,696	2006	Maersk	2Q20	(9)	2Q21	(9)	9,000	(9)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20		2Q21		33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20		2Q21		33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22		1Q23		25,350
GSL Valerie	2,824	11,971	2005	MSC	2Q20		3Q20		9,000
Athena	2,762	13,538	2003	MSC	1Q20		2Q20		9,000
Maira	2,506	11,453	2000	MSC	3Q19		3Q19		8,500
Nikolas	2,506	11,370	2000	MSC	1Q20		1Q20		9,000
Newyorker	2,506	11,463	2001	MSC	1Q20		1Q20		9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19		3Q19		15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19		3Q19		15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19		3Q19		15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19		3Q19		15,300
GSL Keta	2,207	11,731	2003	ANL	3Q19		3Q19		8,450	(10)
GSL Julie	2,207	11,731	2002	CMA CGM	3Q19		4Q19		7,200	(11)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19		1Q21	(12)	9,800	(12)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19		1Q21	(12)	9,800	(12)

(1)	Modern design, high reefer capacity fuel efficient ships.
(2)	Thereafter, five year charter to MSC at implied Adjusted EBITDA of $25.6 million per ship for the period.
(3)	Charterer has exercised its option to extend by 12 months from September 21, 2019 at $18,000 per day.

(4)

GSL Eleni delivered in 2Q19; GSL Kalliopi and GSL Grania are scheduled to be delivered in 3Q19. GSL Eleni chartered for five years; GSL Kalliopi and GSL Grania chartered for three years plus two successive periods of one year at option of the charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised.

(5)	Thereafter, we have the option, callable in 4Q19, to extend for four years at $20,000 per day.
(6)

Thereafter, a new charter with Maersk Line for 30 – 38 months at an implied Adjusted EBITDA of $5.3 million for the median period. Additional 12 – month extension at charterer’s option, for an additional $4.4 million implied Adjusted EBITDA.

(7)	Thereafter in direct continuation, 21-24 months to ZIM at implied Adjusted EBITDA of $4.4 million for the median firm period.
(8)	Rate increases to $11,500 per day from August 14, 2019.
(9)	Rate increases to $10,000 per day from June 3, 2020.
(10)	Thereafter 50 – 90 days to OOCL at $8,700 per day.
(11)

$ 7,200 per day between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favor of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.

(12)	We have the option to extend to December 31, 2020 plus or minus 90 days, at $9,800 per day.

Employment of Our Fleet

We employ the ships in our fleet on time charters. A time charter is a contract for the use of a ship for a fixed period of time at a specified daily rate. Under a time charter, the ship owner provides and bears the cost of crew, lubricating oil and all maintenance and other services related to the ship’s operation, the cost of which is recovered from the daily charter rate. We are also responsible for insuring our interests in the ship and liabilities as owner arising from its use. The charterer is responsible for substantially all of the ship’s voyage costs, such as fuel (bunker) costs, canal fees, port expenses, cargo handling costs and extra war risk insurance costs if the ship is deployed outside normal insurance limits and enters areas which are specified by the insurance underwriters as being subject to additional premiums.

The term for a time charter commences on the ship’s delivery to the charterer. Time charter agreements may include options, in favor of the owner or the charterer, to extend the charter on pre-agreed terms. Charters may be extended on mutually agreed terms, or the ship may be re-delivered by the charterer at the end of the charter period, within a pre-agreed time window (to allow for operational flexibility), in which case we would seek alternate employment with another charterer.

Our charters are with a number of different charterers and expire on different dates over a period of time. We believe the diversified charterer base reduces counterparty risk and the staggered expirations of our charters reduces our exposure to re-chartering risk and may mitigate the impact of the cyclical nature of the container shipping industry.

Management of our Ships

Technomar provides day-to-day technical ship management services for all of our ships.

Global Ship Lease Services Limited (“GSLS”), our wholly owned subsidiary, is the commercial manager for 18 of our ships. It has entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, whereby Conchart is appointed to provide commercial advisory and exclusive brokerage services. The remaining 23 ships in our fleet are or will be subject to a commercial management agreement directly with Conchart, on terms substantially similar to those of the EBSA.

For more information regarding management of our ships, please see “Item 4. Information on the Company-B. Business Overview-Ship Management” in our 2018 Annual Report, which is incorporated herein by reference.

Risk Factors

We face a number of risks associated with our business and shipping industry and must overcome a variety of challenges to utilize our strengths and implement our business strategies. These risks relate to, among others, changes in the shipping industry, including supply and demand, charter rates, ship values, a downturn in the global economy, operational hazards inherent in container shipping industry and operations resulting in liability for damage to or destruction of property and equipment, pollution or environmental damage, inability to comply with covenants in our current indebtedness and borrowings we may enter into in the future, inability to finance capital projects, and inability to successfully employ our ships at the expiration of current charters.

You should carefully consider these risks, the risks described in “Risk Factors” and the other information in this prospectus and our most recent Annual Report on Form 20-F before deciding whether to invest in our Class A common shares.

Recent Developments

In May 2019, we acquired three 2004-built, 7,849 TEU containerships for an aggregate purchase price of $48.5 million. Shortly after delivery in May 2019, the first ship, GSL Eleni, commenced a five-year charter with Maersk Line. The two remaining ships, GSL Kalliopi and GSL Grania, are expected to be delivered during the third quarter of 2019 and are scheduled to commence three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option. In aggregate, we expect these charters to generate approximately $32.0 million of Adjusted EBITDA for the median firm period and $47.0 million if all options are exercised. A portion of the purchase price will be financed with borrowings under a new five-year $37.0 million senior secured debt facility.

In July 2019, GSL Keta, a 2003-built, 2,207 TEU containership, commenced a new charter with OOCL for minimum 50 days / maximum 90 days at a fixed rate of $8,700 per day. The charterer of GSL Ningbo, a 2004-built, 8,667 TEU containership, has exercised its option to extend the vessel’s charter for 12 months at a fixed rate of $18,000 per day starting from September 21, 2019.

At our 2019 Annual Meeting of Shareholders held on August 8, 2019, our shareholders approved the re-election of Messrs. Michael Chalkias and George Giouroukos, Term II Directors, to serve until our 2022 Annual Meeting of Shareholders, and ratified the appointment of PricewaterhouseCoopers S.A. as our independent public accounting firm for the fiscal year ending December 31, 2019.

CORPORATE INFORMATION

We were incorporated in the Republic of the Marshall Islands on March 14, 2008 as GSL Holdings Inc.

On August 14, 2008, we merged with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc., which was then wholly owned by CMA CGM. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is +44 (0) 20 7869 8006.

OTHER INFORMATION

We are incorporated under the laws of the Republic of the Marshall Islands, and as a consequence, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

THE OFFERING

Class A Common shares offered	Class A common shares.

Over-allotment	We have granted the underwriters a -day option to purchase up to an additional of our Class A common shares to cover over-allotments, if any.

Class A Common shares outstanding immediately after the offering(1)	Class A common shares.

Class A common shares, if the underwriters exercise their over-allotment option in full.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from this offering assuming the underwriters’ over-allotment option is not exercised, and approximately $ million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the acquisition of containerships in accordance with our growth strategy, or prepaying debt. However, we do not currently have definitive plans for any debt prepayments nor have we identified any potential acquisitions, and we can provide no assurance that we will be able to complete any debt prepayment or the acquisition of any vessel that we are able to identify.

Please read “Use of Proceeds.”

Listing	Our Class A common shares are currently listed on the New York Stock Exchange under the symbol “GSL.”

Transfer agent	Computershare Trust Company, N.A.

Risk factors	Investment in our Class A common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our Class A common shares.

(1)	The number of Class A common shares outstanding immediately after the offering is based on Class A common shares outstanding as of , 2019.

SUMMARY FINANCIAL DATA

The following table sets forth summary consolidated financial and other data of the Company for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 which is derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 29, 2019, incorporated by reference herein. The summary consolidated financial and other data of the Company as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014, is derived from our audited consolidated financial statements not incorporated by reference herein but publicly available at www.sec.gov. The table also sets forth summary consolidated financial and other data of the Company as of June 30, 2019 and 2018 and for the six month periods ended June 30, 2019 and 2018 which is derived from our unaudited consolidated financial statements and the notes thereto, included in our Report on Form 6-K that was filed with the SEC on August 9, 2019, which is incorporated by reference herein.

The summary financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, (i) our audited consolidated financial statements, including the related notes thereto, and “Item 5. Operating and Financial Review and Prospects,” as presented in our 2018 Annual Report, incorporated by reference herein, and (ii) our interim unaudited consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as presented in our Report on Form 6-K, filed with the Commission on August 9, 2019, incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

CONSOLIDATED FINANCIAL DATA

	Six months ended June 30,		Year ended December 31,
Summary Consolidated Statements of Income Data:	2019	2018	2018	2017	2016	2015	2014
	(Expressed in millions of U.S. dollars, except for per share data)
Statements of Income
Operating revenues:
Time charter revenue	$127.6	$71.2	$157.1	$159.3	$166.8	$165.3	$138.7
Operating expenses:
Vessel operating expenses	(41.8)	(20.4)	(49.3)	(42.7)	(45.4)	(48.9)	(47.6)
Time charter and voyage expenses	(3.6)	(0.4)	(1.6)	(1.0)	(0.7)	(1.6)	(1.3)
Depreciation and amortization	(21.7)	(16.3)	(35.5)	(38.0)	(42.8)	(44.9)	(41.1)
Impairment of vessels	—	—	(71.8)	(87.6)	(92.4)	(44.7)	—
General and administrative expenses	(4.1)	(3.4)	(9.2)	(5.4)	(6.2)	(6.5)	(7.0)

Total operating expenses	(71.2)	(40.5)	(167.4)	(174.7)	(187.5)	(146.6)	(97.0)

Operating income (loss)	56.4	30.7	(10.3)	(15.4)	(20.7)	18.7	41.7
Non-operating income (expense)
Interest income	0.8	0.6	1.4	0.5	0.2	0.1	0.1
Interest and other finance expenses	(38.1)	(21.5)	(48.7)	(59.4)	(44.8)	(48.2)	(43.9)
Gain on redemption of Series A Preferred Shares	—	—	—	—	—	—	8.6
Realized loss on interest rate derivative	—	—	—	—	—	—	(2.8)
Unrealized gain on interest rate derivative	—	—	—	—	—	—	1.9
Other income, net	1.2	—	0.3	0.1	0.2	0.6	0.6
Income (loss) before income taxes	20.3	9.8	(57.3)	(74.2)	(65.1)	(28.8)	6.2
Income taxes	—	(0.1)	—	—	—	—	(0.1)
Net income (loss)	20.3	9.7	(57.3)	(74.2)	(65.1)	(28.8)	6.1

Earnings allocated to Series B Preferred Shares	(1.5)	(1.5)	(3.1)	(3.1)	(3.1)	(3.1)	(1.1)

Net income (loss) available to common shareholders	18.8	8.2	(60.4)	(77.3)	(68.2)	(31.9)	5.0

Net income (loss) per Class A common share, in $
Basic and diluted	0.82	1.36	(7.42)	(12.89)	(11.39)	(5.36)	0.8
Weighted average number of Class A common shares outstanding
Basic and diluted in millions	9.94	6.0	6.5	6.0	6.0	6.0	6.0
Net income per Class B common share, in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	0.9	0.9	0.9	0.9	0.9	0.9
Dividend per Class A common share in $	—	—	—	—	—	0.02	—
Weighted average number of Class C preferred shares outstanding
Basic and diluted in millions	13.0	Nil	1.6	Nil	Nil	Nil	Nil
Net income (loss) per Class C preferred share, in $
Basic and diluted income (loss)	0.4	Nil	(7.4)	Nil	Nil	Nil	Nil

Statement of cash flow
Net cash from Operating Activities	$36.6	$20.7	$47.7	$66.9	$71.6	$62.3	$60.9
Net cash provided by (used in) Investing Activities	(26.0)	(12.8)	24.3	(4.9)	(6.9)	(101.2)	(80.1)
Net cash (used in) provided by Financing Activities	(15.4)	(11.5)	(55.2)	(42.9)	(64.1)	59.2	27.9

	As of June 30,		As of December 31,
	2019	2018	2018	2017	2016	2015	2014
Balance sheet data (at period end)
Total current assets	99.5	76.5	99.0	77.4	57.1	57.6	36.7
Total vessels in operation	1,118.0	595.3	1,112.8	586.5	707.3	838.4	826.2
Total assets	1,236.3	671.8	1,233.5	675.9	777.2	904.9	873.7
Debt (current and non-current portion)	865.2	390.9	877.2	398.5	419.9	478.1	401.9
Series B and C Preferred Shares	—	—	—	—	—	—	—
Class A and B common shares	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Shareholders’ equity	335.2	260.1	316.4	251.6	328.9	395.8	438.1
Other data
Number of vessels in operation at period end	39	19	38	18	18	18	18
Ownership days	6,912	3,271	7,675	6,570	6,588	6,893	6,270
Utilization	96.9%	98.4%	98.7%	98.4%	98.4%	99.6%	98.0%

(1)

On November 15, 2018, we completed a strategic combination with Poseidon Containers, acquiring 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018 (the “Poseidon Transaction”). The consideration given for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). Each Series C preferred share carries 38.75 votes and they are convertible in certain circumstances to 12,955,187 Class A common shares. References herein to “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction, and references to “Poseidon Fleet” are to the 19 ships that were acquired by us upon consummation of the Poseidon Transaction, excluding the Argos.
(2)

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively, for all periods presented.

Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following financial measures are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA are not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles.

Non-U.S. GAAP measures

Adjusted EBITDA and Contracted Adjusted EBITDA are presented herein both on a historic basis and on a forward-looking basis in certain instances. We have not provided a reconciliation of any such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measures on a forward-looking basis are not available to us without unreasonable effort.

Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and interest and other financial expense, income taxes, depreciation and amortization and earnings allocated to preferred shares. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

(Expressed in millions of U.S. dollars)

		Six months ended
		June 30, 2019	June 30, 2018
Net income available to Common Shareholders		18.8	8.2
Adjust:	Depreciation and amortization	21.7	16.3
	Interest income	(0.8)	(0.6)
	Interest and other financial expense	38.1	21.5
	Income taxes	-	0.1
	Earnings allocated to preferred shares	1.5	1.5

Adjusted EBITDA		79.3	47.0

Adjusted EBITDA Margin

Adjusted EBITDA Margin represents the Adjusted EBITDA for a period expressed as percentage of operating revenue for the same period.

(Expressed in millions of U.S. dollars)	Six months ended
June 30, 2019
Operating revenues	127.6
Adjusted EBITDA	79.3

Adjusted EBITDA Margin	62.2%

Contracted Adjusted EBITDA

Contracted Adjusted EBITDA represents our contracted future revenue multiplied by the Adjusted EBITDA Margin.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this prospectus include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional ships to expand our business.

Forward-looking statements appear in a number of places in this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 29, 2019, as updated by annual, quarterly and other reports and documents we file with the Commission after the date of this prospectus and that are incorporated by reference herein.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this prospectus. The risks described under “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Commission after the date of this prospectus.

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. Before making an investment in our Class A common shares, you should carefully consider all of the information included or incorporated by reference into this prospectus, including the risks described herein and in “Item 3. Key Information—D. Risk Factors” in our 2018 Annual Report, which is incorporated by reference herein. The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

We cannot assure you if and when we will pay dividends on our Class A common shares.

We are not currently paying dividends on our Class A common shares. Subject to the limitations contained in the indenture governing our 2022 notes and other contractual obligations, we may resume the distribution of a portion of our cash flow to our shareholders, while retaining the remaining cash flow for costs such as drydockings, reinvestment in our business, funding ship or fleet acquisitions, making debt repayments and for other purposes, as determined by our board of directors. The timing and amount of any dividends declared will depend on, among other things (a) our results of operations, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and equity financing on acceptable terms as contemplated by our ship acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law. The declaration and payment of dividends is also subject at all times to the discretion of our board of directors.

The container shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations and the actual amount of cash we will have available for dividends in each quarter will vary based upon, among other things:

•	the charter-hire payments we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	acquisition of additional ships or significant capital improvements;

•	the timing of scheduled drydockings;

•	the timing of interest payments, scheduled debt amortization payments and other payments that might be due under our debt facilities;

•	delays in the delivery of newbuilding ships, if any, and the beginning of payments under charters relating to those ships;

•	the level of our operating costs, such as the costs of crews, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our containerships;

•	any idle time after one charter expires until a new charter is agreed or the ship is disposed of, should a new charter not be agreed;

•	unexpected repairs to, or required expenditures on, ships or dry-docking costs in excess of those anticipated;

•	the loss of a ship;

•	prevailing global and regional economic and political conditions;

•	changes in interest rates;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal years, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may not be able to pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future.

There may be a substantial number of our Class A common shares available for sale in the future that may adversely affect the market price of our Class A common shares.

On the closing of the Poseidon Transaction, we issued 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares upon the occurrence of certain events. Further, in connection with the Poseidon Transaction, pursuant to an Amended and Restated Registration Rights Agreement, we registered for resale all Class A common shares, including those issuable on conversion of the Series C Preferred Shares, held by affiliates of Kelso, CMA CGM, George Giouroukos (our Executive Chairman) through Management Investor Co., Michael S. Gross (our former Chairman and a director) and MAAS Capital as of the closing of the Poseidon Transaction. The registration and availability of such a significant number of securities for trading in the public market may have a material adverse effect on the market price of our Class A common shares.

The price of our securities may be volatile.

The price of our Class A common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly revenues and results of operations and those of publicly held containership owners or operators;

•	market conditions in the container shipping industry;

•	perceived counterparty risk;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or other containership owners or operators;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation including taxation; and

•	the general state of the securities markets.

The container shipping industry has been highly unpredictable and volatile. The market for common shares in companies operating in container shipping industry may be equally volatile.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Subject to the rules of the NYSE, in the future, we may issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances. The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the dividend amount payable per share on our common stock may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

Our shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of an offering prospectus without the prior written consent of the underwriter(s).

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws

Increases in interest rates may cause the market price of our common shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield-based equity investments such as our common shares. Any such increase in interest rates or reduction in demand for our common shares resulting from other relatively more attractive investment opportunities may cause the trading price of our common shares to decline.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $        million from this offering (approximately $         million if the underwriters’ over-allotment option is exercised in full), in each case after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the acquisition of containerships in accordance with our growth strategy, or prepaying debt. However, we do not currently have definitive plans for any debt prepayments nor have we identified any potential acquisitions, and we can provide no assurance that we will be able to complete any debt prepayment or the acquisition of any vessel that we are able to identify.

CAPITALIZATION

The following table sets out our cash and cash equivalents and our capitalization on an actual basis as of June 30, 2019. There have been no other significant changes to our capitalization since June 30, 2019, as so adjusted. The information set forth in the table assumes no exercise of the underwriters’ over-allotment option. You should read the information below together with the sections of this prospectus entitled “Use of Proceeds,” and “Risk Factors”, in addition to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the financial statements and related notes which are incorporated by reference in this prospectus.

(In Thousands of U.S. Dollars)	As of June 30, 2019
Total Cash(1)	$85,340

Debt (secured)
Total Debt(2)	$875,631

Shareholders’ equity:
Class A common shares-authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding	99
Series B Preferred shares-authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding	—
Series C Preferred shares-authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding(3)	3
Additional paid-in capital	512,379
Accumulated deficit	(177,270)

Total shareholders’ equity	$335,211

Total Capitalization	$1,210,842

(1)	Cash and cash equivalents, including restricted cash of $9,941.
(2)	Aggregated principal amount outstanding, excluding unamortized deferred financing costs of $8,146 and unamortized original issue discount on our 2022 Notes of $2,254.
(3)	Series C Preferred shares convert to 12,955,187 Class A common shares in certain circumstances.

DIVIDEND POLICY

The declaration and payment of any dividend is subject at all times to the discretion of our board of directors which reviews our dividend policy quarterly, taking into consideration capital structure, growth opportunities, container shipping industry fundamentals, asset value trends and financial performance including cash flow, restrictions under our secured term loan and the indenture that governs our 2022 notes, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings or future issuances of securities and other factors, many of which will be beyond our control.

For more information regarding our dividend policy, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in our 2018 Annual Report, which is incorporated by reference herein.

DILUTION

Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities (other than intangible liabilities). The historical net tangible book value as of June 30, 2019 was $339.2 million in total and $34.12 per share for the number of outstanding shares at that date, or $14.81 per share assuming full conversion of Series C preferred shares into Class A common shares.

The as adjusted net tangible book value as of June 30, 2019 would have been $            , or $             per common share after the issuance and sale by us of common shares at $             per share in this offering, after deducting estimated expenses related to this offering. This represents an immediate increase in net tangible book value of $             per share to the existing shareholders and an immediate dilution in net tangible book value of $             per share to new investors.

The following table illustrates the pro forma per share dilution and increase in net tangible book value as of June 30, 2019:

Public offering price per common share	$
As adjusted net tangible book value per share before this offering		$0.03
Increase in as adjusted net tangible book value attributable to new investors in this offering	$
As further adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

The following table summarizes, as of June 30, 2019, on an as adjusted basis for this public offering, the difference between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and the average price per share paid by you as a new investor in this offering, based upon the public offering price of $             per share.

	As Further Adjusted Shares Outstanding(1)			Total Consideration			Average Price Per Share
	Number	Percent		Amount (In USD Thousands)	Percent
Existing shareholders			%	$		%	$
New investors(*)			%	$		%	$
Total			%	$		%	$

(*) Before deducting estimated expenses of this offering of $                 million.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial and other data of the Company for the years ended December 31, 2018, 2017 and 2016 and as of December 31, 2018 and 2017 which is derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 29, 2019, incorporated by reference herein. The selected consolidated financial and other data of the Company as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014, is derived from our audited consolidated financial statements not incorporated by reference herein but publicly available at www.sec.gov. The table also sets forth selected consolidated financial and other data of the Company as of June 30, 2019 and 2018 and for the six month periods ended June 30, 2019 and 2018 which is derived from our unaudited consolidated financial statements and the notes thereto, included in our Report on Form 6-K that was filed with the SEC on August 9, 2019, which is incorporated by reference herein.

The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, (i) our audited consolidated financial statements, including the related notes thereto, and “Item 5. Operating and Financial Review and Prospects,” as presented in our 2018 Annual Report, incorporated by reference herein, and (ii) our interim unaudited consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as presented in our Report on Form 6-K, filed with the Commission on August 9, 2019, incorporated by reference herein. The selected historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

CONSOLIDATED FINANCIAL DATA

	Six months ended June 30,		Year ended December 31,
Selected Consolidated Statements of Income Data:	2019	2018	2018	2017	2016	2015	2014
	(Expressed in millions of U.S. dollars, except for per share data)
Statements of Income
Operating revenues:
Time charter revenue	$127.6	$71.2	$157.1	$159.3	$166.8	$165.3	$138.7
Operating expenses:
Vessel operating expenses	(41.8)	(20.4)	(49.3)	(42.7)	(45.4)	(48.9)	(47.6)
Time charter and voyage expenses	(3.6)	(0.4)	(1.6)	(1.0)	(0.7)	(1.6)	(1.3)
Depreciation and amortization	(21.7)	(16.3)	(35.5)	(38.0)	(42.8)	(44.9)	(41.1)
Impairment of vessels	—	—	(71.8)	(87.6)	(92.4)	(44.7)	—
General and administrative expenses	(4.1)	(3.4)	(9.2)	(5.4)	(6.2)	(6.5)	(7.0)

Total operating expenses	(71.2)	(40.5)	(167.4)	(174.7)	(187.5)	(146.6)	(97.0)

Operating income (loss)	56.4	30.7	(10.3)	(15.4)	(20.7)	18.7	41.7
Non-operating income (expense)
Interest income	0.8	0.6	1.4	0.5	0.2	0.1	0.1
Interest and other finance expenses	(38.1)	(21.5)	(48.7)	(59.4)	(44.8)	(48.2)	(43.9)
Gain on redemption of Series A Preferred Shares	—	—	—	—	—	—	8.6
Realized loss on interest rate derivative	—	—	—	—	—	—	(2.8)
Unrealized gain on interest rate derivative	—	—	—	—	—	—	1.9
Other income, net	1.2	—	0.3	0.1	0.2	0.6	0.6
Income (loss) before income taxes	20.3	9.8	(57.3)	(74.2)	(65.1)	(28.8)	6.2
Income taxes	—	(0.1)	—	—	—	—	(0.1)
Net income (loss)	20.3	9.7	(57.3)	(74.2)	(65.1)	(28.8)	6.1

Earnings allocated to Series B Preferred Shares	(1.5)	(1.5)	(3.1)	(3.1)	(3.1)	(3.1)	(1.1)

Net income (loss) available to common shareholders	18.8	8.2	(60.4)	(77.3)	(68.2)	(31.9)	5.0

Net income (loss) per Class A common share, in $
Basic and diluted	0.82	1.36	(7.42)	(12.89)	(11.39)	(5.36)	0.8
Weighted average number of Class A common shares outstanding
Basic and diluted in millions	9.94	6.0	6.5	6.0	6.0	6.0	6.0
Net income per Class B common share, in $
Basic and diluted	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Weighted average number of Class B common shares outstanding
Basic and diluted in millions	Nil	0.9	0.9	0.9	0.9	0.9	0.9
Dividend per Class A common share in $	—	—	—	—	—	0.02	—
Weighted average number of Class C preferred shares outstanding
Basic and diluted in millions	13.0	Nil	1.6	Nil	Nil	Nil	Nil
Net income (loss) per Class C preferred share, in $
Basic and diluted income (loss)	0.4	Nil	(7.4)	Nil	Nil	Nil	Nil
Statement of cash flow
Net cash from Operating Activities	$36.6	$20.7	$47.7	$66.9	$71.6	$62.3	$60.9
Net cash provided by (used in) Investing Activities	(26.0)	(12.8)	24.3	(4.9)	(6.9)	(101.2)	(80.1)
Net cash (used in) provided by Financing Activities	(15.4)	(11.5)	(55.2)	(42.9)	(64.1)	59.2	27.9

	As of June 30,		As of December 31,
	2019	2018	2018	2017	2016	2015	2014
Balance sheet data (at period end)
Total current assets	99.5	76.5	99.0	77.4	57.1	57.6	36.7
Total vessels in operation	1,118.0	595.3	1,112.8	586.5	707.3	838.4	826.2
Total assets	1,236.3	671.8	1,233.5	675.9	777.2	904.9	873.7
Debt (current and non-current portion)	865.2	390.9	877.2	398.5	419.9	478.1	401.9
Series B and C Preferred Shares	—	—	—	—	—	—	—
Class A and B common shares	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Shareholders’ equity	335.2	260.1	316.4	251.6	328.9	395.8	438.1
Other data
Number of vessels in operation at period end	39	19	38	18	18	18	18
Ownership days	6,912	3,271	7,675	6,570	6,588	6,893	6,270
Utilization	96.9%	98.4%	98.7%	98.4%	98.4%	99.6%	98.0%

(1)

On November 15, 2018, we completed a strategic combination with Poseidon Containers, acquiring 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018 (the “Poseidon Transaction”). The consideration given for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C perpetual convertible preferred shares of par value $0.01 (the “Series C Preferred Shares”). Each Series C preferred share carries 38.75 votes and they are convertible in certain circumstances to a total of 12,955,187 Class A common shares.
(2)

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively, for all periods presented.

BUSINESS

Business Overview

Our legal and commercial name is Global Ship Lease, Inc. We are a Republic of the Marshall Islands corporation that owns a fleet of 41 mid-sized and smaller containerships which we charter out under fixed-rate charters to reputable container shipping companies.

History and Development of the Company

We are a Republic of the Marshall Islands corporation that owns a fleet of mid-sized and smaller containerships which are chartered out under fixed-rate charters to reputable container shipping companies (“liner companies” or “liner operators”).

We were formed in 2007 to purchase and charter back 17 containerships owned or to be purchased by CMA CGM, then the third largest containership operator in the world by number of ships.

On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 ships that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 ships that we acquired as a result of the Poseidon Transaction, excluding the Argos. On the closing of the Poseidon Transaction, we issued to the Poseidon unitholders 3,005,603 Class A common shares and 250,000 Series C Preferred Shares, which are convertible to an aggregate of 12,955,187 Class A common shares in certain circumstances, and assumed the debt of Poseidon Containers, which amounted to $509.7 million as of November 15, 2018.

Following the announcement of the Poseidon Transaction on October 29, 2018, we have agreed multiple new charters in an improving market over multi-year durations, to renew or replace expiring charters, that have resulted in material improvements to key performance metrics, such as:

•

Increased remaining contract duration: Since the announcement of the Poseidon Transaction, we have agreed 25 new charters with an aggregate contract duration of 67 years resulting in TEU-weighted average remaining contract duration for our entire fleet, as of June 30, 2019 and including subsequent announcements of new charters, of 2.9 years, to the mid-point of the redelivery period and including options to extend the charters which are under our control, or 3.2 years, also including options to extend which are under the charterers’ control and assuming the latest redelivery date.

•

Significant new contracted revenue: Since announcing the Poseidon Transaction, we have entered into charters, both as charter renewals and for ship acquisitions, which are expected to generate $508.7 million contracted revenue (measured over the term of the charter to the mid-point of redelivery including options to extend these new charters which are under our control). Contracted future revenue was $829.6 million, as of June 30, 2019 and including subsequent announcements of new charters (assuming the mid-point of redelivery under charters and including options to extend which are under our control).

In addition, in May 2019, we agreed to acquire three 2004-built 7,849 TEU containerships. Shortly after delivery in May 2019, the first ship, GSL Eleni, commenced a five-year charter with Maersk Line. The two remaining ships, GSL Kalliopi and GSL Grania, are expected to be delivered during the third quarter of 2019 and are scheduled to commence three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option.

As of the date of this prospectus, we owned 39 containerships and have agreed to acquire a further two. Following the delivery of these two ships, we will own 41 mid-sized and smaller containerships of which nine are new-design, high-specification, fuel-efficient, and wide-beam. Our fleet, pro forma for the delivery of the two vessels we have agreed to acquire, has a total capacity of 224,162 TEU, making us one of the largest non-operating owner of containerships as of June 30, 2019, according to industry sources. Our fleet’s average size is 5,467 TEU, with a TEU weighted average age of 11.9 years.

All of our ships are chartered out on time charters, representing contracted future revenue of $829.6 million as of June 30, 2019, including subsequent announcements of new charters and options to extend which are under our control, and assuming the mid-point of redelivery, over a TEU-weighted average remaining term of 2.9 years. Contracted future revenue was $912.6 million on the same basis, but also including options to extend which are under the charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.2 years. By applying Adjusted EBITDA Margin of 62.2% for the six months ended June 30, 2019 to contracted future revenue, this would imply Contracted Adjusted EBITDA of $516.0 million on our contracted future revenue of $829.6 million (to the mid-point of redelivery and including options to extend charters which are under our control) and $567.6 million on our contracted future revenue of $912.6 million (also including options to extend which are under the charterers’ control and assuming the latest redelivery). Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA are non-U.S. GAAP measures. For a description of Adjusted EBITDA, Adjusted EBITDA Margin and Contracted Adjusted EBITDA and a reconciliation of these measures to net income, the most directly comparable US GAAP financial measure, please see “Summary Financial Data—Non-U.S. GAAP Financial Measures.”

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into Class A common shares. On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. As of June 30, 2019, there were 9,942,950 Class A common shares issued and outstanding, along with 250,000 Series C Preferred Shares, which are convertible into 12,955,187 Class A common shares in certain circumstances. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively, for all periods presented.

The mailing address of our principal executive office is c/o Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS, United Kingdom, and our telephone number is +44 (0) 20 7869 8006. Our website address is www.globalshiplease.com. The information included on our website is not incorporated herein by reference. From time to time, we may use our website and social media outlets as channels of distribution of material company information.

Industry and Market Outlook

The container shipping industry is both cyclical and seasonal. We believe that supply/demand fundamentals are currently strongly supportive, particularly for the mid-size and smaller ship sizes upon which we are focused. As of June 30, 2019, according to industry sources, idle capacity for the global fleet was only 1.6%, capacity scrapped during the first half 2019 exceeded that for the entire year of 2018 by a multiple of over 1.3, and the newbuilding orderbook, which is scheduled to deliver over the next two to three years, was limited. As of June 30, 2019, according to industry sources, the orderbook-to-fleet ratio for the global fleet was 10.9%, while for ships of 2,000 – 9,999 TEU it was 2.5%, with no ships on order between 4,000 TEU and 9,999 TEU—sizes representing over 80% of GSL fleet capacity. We expect the implementation of industry-wide regulatory changes on emission controls with effect from January 1, 2020 (“IMO 2020”) which are expected to increase the unit cost of fuel due to the anticipated premium price of low sulfur fuel, to further improve industry fundamentals as, among other things, operators reduce operating speeds to be more fuel efficient, thereby reducing the effective supply of containerships. Furthermore, we believe that the fuel-efficient, low slot cost characteristics of many of our ships will position us well to capitalize on these trends, enhancing the earnings capacity and value of our fleet over time.

Our Competitive Strengths.

We believe that we possess a number of competitive strengths that differentiate us and will allow us to capitalize on opportunities in the containership sector, including:

Experienced Management Team. Members of our management team, board of directors and Managers have extensive experience in the container shipping industry and have long-term relationships with companies, individuals and institutions within the wider shipping industry. Our Executive Chairman, George Giouroukos, has more than 25 years of leadership and shipping industry experience, while our Chief Executive Officer, Ian Webber, has 30 years of shipping industry experience, 12 of which serving as our Chief Executive Officer. We believe that we will be able to capitalize on the experience and relationships of our management, board of directors and Managers to identify future acquisitions and charter opportunities beyond those widely and publicly marketed, expand our customer base, and finance these acquisitions and refinance our debt. See “Item 6. Directors, Senior Management and Employees” in our 2018 Annual Report, which is incorporated herein by reference.

Significant Contracted Revenue. All of our ships are chartered out on time charters, representing contracted future revenue of $829.6 million as of June 30, 2019, including subsequent announcements of new charters and options to extend which are under our control, and assuming the mid-point of redelivery, over a TEU-weighted average remaining term of 2.9 years. Contracted future revenue was $912.6 million on the same basis, but also including options to extend which are under the charterers’ control and assuming the latest redelivery date, over a TEU-weighted average remaining term of 3.2 years. Our contracted revenue mostly consists of revenue generated by our larger ships as these have higher daily charter rates and longer charter durations provides substantial forward visibility on earnings. Our smaller, lower-earning ships are mostly employed on shorter term contracts, which we believe will provide upside earnings potential in what we anticipate will be a firming charter market after a protracted downturn. Since announcing the Poseidon Transaction, we have entered into charters, both as charter renewals and for ship acquisitions, which are expected to generate $508.7 million contracted revenue (measured over the term of the charter to the mid-point of redelivery including options to extend these new charters which are under our control).

Diversified Portfolio of Charterers. As of June 30, 2019, charterers of our ships included Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag-Lloyd and ZIM. In addition, our Commercial Manager has established relationships with, and has previously arranged charters with, many other reputable liner operators, such as ONE, Wan Hai, Evergreen and Seaboard Marine. We expect to continue to capitalize on our senior management’s and Commercial Manager’s long-standing relationships with leading liner companies. We believe that the experience of our senior management team, coupled with our Technical Manager’s extensive experience and reputation, will continue to assist us in securing high employment coverage for our ships to facilitate our future growth.

Focused Fleet Composition. Our fleet is focused on high specification, mid-sized and smaller ships, which we believe are undersupplied in the market and have multiple deployment opportunities. We own and operate 41 containerships, including the two ships which will be delivered to us in the third quarter of 2019, ranging in size between 2,207 TEU and 11,040 TEU, built at reputable shipyards, with high specifications, and which are well-maintained. Such mid-size and smaller ships are operationally flexible and are core to servicing multiple non-arterial, intermediate, and intra-regional container trades which, in aggregate, represented over 70% of global containerized trade volumes in 2018. Limited investment by the industry in recent years in mid-sized and smaller containerships has resulted in a small orderbook to be delivered over the next two-three years (the orderbook to fleet ratio for 2,000—10,000 TEU ships was 2.5% delivering over the next two to three years as of June 30, 2019, versus an overall ratio of 10.9%) and an aging global fleet, with limited availability of latest-generation ships in these segments.

Fleet with High Technical Specifications. Value-adding attributes that render our ships attractive to our customers, the liner operators, include capacity to carry a large number of temperature-controlled containers

(“reefers”), wide-beam and fuel-efficient designs, and onboard cranes (“gear”) for cargo handling. We believe that these features enable our fleet to achieve higher levels of employment and earnings against ships with lower specifications. 72% of our fleet capacity is made up of Post-Panamax containerships larger than 5,500 TEU, which provide enhanced ship stability and thus greater cargo carrying capacity. Cargo carrying capacity is an important selection criterion for liner operators as it reduces slot cost, which is calculated for any given ship as daily fuel cost plus daily charter hire divided by standardized loadable capacity. Nine of our Post-Panamax ships are also latest-generation, fuel efficient “Eco” ships, which further enhance slot cost economics for liner operators and command an earnings premium in the charter market versus non-Eco ships and have the potential to provide longer term charters. Fuel efficiency becomes even more valuable as fuel prices rise, as is anticipated with the introduction of industry-wide emission control regulations from January 2020 (“IMO 2020”), with which the vast majority of ships will comply by burning higher cost, low sulfur fuel.

Capitalize on Cascade. The shipping industry up-sizes ships over time in order to capture economies of scale by increasing the carrying capacity of ships. This up-sizing is also referred to as the “cascade,” and involves larger ships progressively displacing smaller ships into other trade lanes. Non-mainlane, intermediate, and intra-regional trades are of fundamental importance to global containerized trade – representing, in aggregate, over 70% of global containerized trade volumes in 2018 – and are predominantly served by mid-size and smaller ships, which we believe are supply-constrained. We also believe that our fuel-efficient, low slot cost ships position us to capitalize on cascading opportunities in these markets. As of June 30, 2019, according to industry sources, 42.5% of the global fleet (by number of ships) was comprised of ships of 2,000 TEU or smaller, providing significant cascading opportunities for even the smallest ships in our fleet (2,200 TEU).

Efficient Ship Operations. We believe that our Technical Manager’s experience in the technical management of containerships, and their reputation in the shipping industry as operators with high safety and operating standards, are important in servicing our charterers, who depend on reliable ships and responsible containership owning companies to meet their exact and demanding ship scheduling requirements. Our Technical Manager has been managing ships successfully since 1994 and this depth of experience not only provides our customers with a high level of service quality and confidence but also gives us competitive average daily operating costs. Despite significant drydocking of our ships for regulatory surveys and upgrades, utilization for the six months ended June 30, 2019 was 96.9%. Utilization for the three months ended March 31, 2019, which was not affected by elevated levels of drydocking, was 99.8%. In addition, our Technical Manager has experience in upgrading ships, including reefer capacity and fuel efficiency and in the efficient design of scrubbers, all of which raise our ships to higher commercial standards enhancing their marketability and earning capacity.

Growth Track Record. We have a proven ability to grow by purchasing ships with pre-agreed charters that are immediately accretive to cashflow and earnings, while concurrently putting in place competitively-priced and conservatively-structured debt to facilitate such growth. Our Executive Chairman, George Giouroukos, has structured and concluded over 250 secondhand and newbuilding ship transactions. The strategic combination between GSL and Poseidon Containers in November 2018 also demonstrates our capacity to successfully execute transformative corporate transactions. We believe that our senior management team’s extensive knowledge of, and contacts within, the container shipping industry will allow us to continue to add value-accretive ships and charters to our portfolio.

Multiple Financing Sources. Access to cost-effective capital is important in the container shipping industry. As a publicly listed company with a business model primarily oriented towards providing medium-term charters to reputable counterparties, we can potentially access equity and debt markets, both private and public, on a recurrent basis. In a capital-constrained environment, we believe that being a publicly listed company with a high level of transparency and reporting is an advantage in competing with other containership owning companies, which are predominantly private and do not have access to such diverse sources of capital. In addition, our management team has extensive and long-standing relationships with commercial banks that provide us with access to the traditional secured loan bank market. Specifically, since the Poseidon Transaction, our significantly expanded banking relationships now include Citi, Credit Agricole, Deutsche Bank, ABN Amro, DVB, CIT, Entrust, ATB and Hellenic Bank.

Our Business Strategies

Our primary objective is to maximize value for our shareholders by pursuing the following strategies:

Maintain Fleet Focus. We intend to maintain our focus on containerships of 2,000 – 11,000 TEU, weighted towards wide-beam, high-reefer, fuel-efficient ships of 5,500 – 10,000 TEU. We believe the cost-return characteristics of ships in this size segment are attractive. Specifically, they are sought after by charterers given their operational flexibility and low slot costs and should thereby allow us to manage our fleet deployment effectively, locking in upside earnings potential for shareholders by securing longer-term charters generating contracted cashflows. Furthermore, due to scarce capital being disproportionately allocated to the construction of the largest containerships for the main East-West trades lanes, such as Asia – Europe, the order-book for containerships below 10,000 TEU is at historically low levels and, according to industry sources, there are no ships on order in our area of focus, the 4,000 TEU and 9,999 TEU segment, which, combined with reasonable demand growth for container shipping services, particularly in the trade lanes where our ships are best deployed, is expected to result in continuing improvements in charter rates and hence asset values, over time. We expect supply to tighten further for these ship segments with the implementation on January 1, 2020 of the new industry-wide emission controls under IMO 2020, which we believe may prompt liner operators to slow down their ships in order to reduce fuel burn and thus costs, reducing effective supply.

Optimize Charter Portfolio. We intend to proactively manage our portfolio of charters to lock in upside earning potential, while also providing downside protection through charter cover. This provides significant forward visibility of stable cashflows, while preserving the flexibility to capitalize on potentially rising charter rates. We currently charter most of our high revenue producing ships under medium term time charters of between three to five years, with staggered maturities, while the remainder of the fleet, mostly our smaller ships, are on shorter term charters of less than 12 months to position us to benefit from market increases in charter rates. Additionally, we will continue to charter our ships to reputable charterers, such as our long-standing clients Maersk Line, MSC, COSCO-OOCL, CMA CGM, Hapag Lloyd and ZIM, and will continue to expand the number of leading liner companies chartering our ships in order to further diversify our portfolio of charters from customer, geographic and maturity perspectives.

Moderate Leverage Level and Reduced Cost of Debt. Our mandatory debt repayment profile will result in substantial debt reduction over the next few years. We believe that reducing our leverage and maintaining debt at a moderate level will enable us to reduce our overall cost of debt, enhance our financial flexibility and allow us to make opportunistic acquisitions consistent with our strategy. We expect to finance future ship acquisitions, with cash on hand, borrowings under new credit facilities, or subject to favorable market conditions, public debt or equity offerings, or a combination thereof.

Implement Disciplined Growth. We intend to continue to grow and renew our fleet mainly by acquiring second-hand containerships with high specifications and fuel efficiency, that are already employed on charters or that can be so employed immediately following their acquisition, as market conditions allow. When evaluating these future acquisitions, we will consider, among other things, fundamental developments in the container shipping industry, the value of the ship compared to historical levels, the cash flow expected to be earned by the ship in relation to its value, the credit quality of the charterer and duration and terms of charter contracts, its condition and technical specifications, as well as the overall diversification of our fleet and customer portfolio. We believe that attractive, counter-cyclical investment opportunities are available in the market. These may include both structured sale and leaseback transactions with liner companies and the acquisition of selected, attractively-priced ships, in the sale and purchase market. In addition, we will evaluate and consider strategic corporate acquisitions on a selective and prudent basis.

Leverage Our Managers’ Experience. We intend to leverage our Technical Manager’s expertise to continue to manage our ships efficiently and reliably at a low daily operating cost, as well as support future growth. We believe that our Technical Manager is able to oversee the technical management of our fleet at a cost than is lower than we could achieve in-house and which is competitive compared to other independent ship management companies. Additionally, we believe that our outsourced management arrangements provide scalability to facilitate growth without the incurrence of significant additional overheads. In addition, our Technical Manager has experience in upgrading the reefer capacity and fuel efficiency of ships, and in the efficient design of scrubbers, as well as other characteristics that raise our ships to higher commercial standards enhancing their marketability and earning capacity. Moreover, our Commercial Manager has direct relationships with liner companies as evidenced by multiple long-term contracts, including repeat business, secured since the completion of the Poseidon Transaction.

Our Fleet

The following table summarizes key information about our fleet of 41 containerships as of August 9, 2019:

Ship Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date		Latest Charter Expiry Date		Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25		1Q26		47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22		2Q22		34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20		3Q20		39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20		3Q20		39,200
MSC Tianjin	8,667	34,243	2005	MSC	2Q24		3Q24	(2)	—	(2)
MSC Qingdao	8,667	34,305	2004	MSC	2Q24		3Q24	(2)	—	(2)
GSL Ningbo	8,667	34,243	2004	Maersk	3Q20		3Q20		12,400	(3)
GSL Kalliopi	7,849	29,245	2004	Maersk	3Q22		4Q24	(4)	—	(4)
GSL Grania	7,849	29,261	2004	Maersk	3Q22		4Q24	(4)	—	(4)
GSL Eleni	7,849	29,261	2004	Maersk	2Q24		3Q24	(4)	—	(4)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23		4Q23		25,910
Kristina(1)	6,927	23,424	2013	CMA CGM	2Q24		3Q24		25,910
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24		2Q24		25,910
Alexandra(1)	6,927	23,424	2013	CMA CGM	1Q24		2Q24		25,910
Alexis(1)	6,882	23,919	2015	CMA CGM	1Q24		2Q24		25,910
Olivia I(1)	6,882	23,864	2015	CMA CGM	1Q24		2Q24		25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21		4Q21		34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19		4Q23		12,500	(5)
Tasman	5,936	25,010	2000	ZIM	3Q19		3Q19	(6)	11,500	(6)
Dimitris Y	5,936	25,010	2000	ZIM	3Q19		3Q19	(7)	16,750	(7)
Ian H	5,936	25,128	2000	ZIM	1Q21		2Q21		14,500
Dolphin II	5,095	20,596	2007	HMM	3Q19	(8)	4Q19	(8)	7,700	(8)
Orca I	5,095	20,696	2006	Maersk	2Q20	(9)	2Q21	(9)	9,000	(9)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20		2Q21		33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20		2Q21		33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22		1Q23		25,350
GSL Valerie	2,824	11,971	2005	MSC	2Q20		3Q20		9,000
Athena	2,762	13,538	2003	MSC	1Q20		2Q20		9,000
Maira	2,506	11,453	2000	MSC	3Q19		3Q19		8,500
Nikolas	2,506	11,370	2000	MSC	1Q20		1Q20		9,000
Newyorker	2,506	11,463	2001	MSC	1Q20		1Q20		9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19		3Q19		15,300

CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19	3Q19		15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19	3Q19		15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19	3Q19		15,300
GSL Keta	2,207	11,731	2003	ANL	3Q19	3Q19		8,450	(10)
GSL Julie	2,207	11,731	2002	CMA CGM	3Q19	4Q19		7,200	(11)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19	1Q21	(12)	9,800	(12)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19	1Q21	(12)	9,800	(12)

(1)	Modern design, high reefer capacity fuel efficient ships.
(2)	Thereafter five year charter to MSC at implied Adjusted EBITDA of $25.6 million per ship for the period.
(3)	Charterer has exercised the option to extend 12 months from September 21, 2019 at $18,000 per day.
(4)

GSL Eleni delivered in 2Q19; GSL Kalliopi and GSL Grania are scheduled to be delivered in 3Q19. GSL Eleni chartered for five years; GSL Kalliopi and GSL Grania chartered for three years plus two successive periods of one year at option of the charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised.

(5)	Thereafter , we have the option, callable in 4Q19, to extend for four years at $20,000 per day.
(6)

Thereafter, a new charter with Maersk Line for 30—38 months at an implied Adjusted EBITDA of $5.3 million for the median period. Additional 12—month extension at charterer’s option, for an additional $4.4 million implied Adjusted EBITDA.

(7)	Thereafter in direct continuation 21-24 months to ZIM at implied Adjusted EBITDA of $4.4 million for the median firm period.
(8)	Rate increases to $11,500 per day from August 14, 2019.
(9)	Rate increases to $10,000 per day from June 3, 2020.
(10)	Thereafter 50-90 days to OOCL at $8,700 per day.
(11)

$ 7,200 per day between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favor of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.

(12)	We have has the option to extend to December 31, 2020 plus or minus 90 days, at $9,800 per day.

Employment of Our Fleet

We employ the ships in our fleet on time charters. A time charter is a contract for the use of a ship for a fixed period of time at a specified daily rate. Under a time charter, the ship owner provides and bears the cost of crew, lubricating oil and all maintenance and other services related to the ship’s operation, the cost of which is recovered from the daily charter rate. As ship owner, we are also responsible for insuring our interests in the ship and liabilities as owner arising from its use. The charterer is responsible for substantially all of the ship’s voyage costs, such as fuel (bunker) costs, canal fees, port expenses, cargo handling costs and extra war risk insurance costs if the ship is deployed outside normal insurance limits and enters areas which are specified by the insurance underwriters as being subject to additional premiums.

The term for a time charter commences on the ship’s delivery to the charterer. Time charter agreements may include options, in favor of the owner or the charterer, to extend the charter on pre-agreed terms. Charters may be extended on mutually agreed terms, or the ship may be re-delivered by the charterer at the end of the charter period, within a pre-agreed time window (to allow for operational flexibility), in which case we would seek alternate employment with another charterer.

Our charters are with a number of different charterers and expire on different dates over a period of time. We believe the diversified charterer base reduces counterparty risk and the staggered expirations of our charters reduces our exposure to rechartering risk and may mitigate the impact of the cyclical nature of the container shipping industry.

Daily Charter Rate

Daily charter rate refers to the gross amount per day payable by the charterer to the owner for the use of the ship. It may be reduced by chartering commission payable to a broker or other party. Under our time charters, hire is payable to us typically every 15 days in advance and in U.S. dollars. The daily charter rate is a fixed daily amount that will remain the same for the relevant period of the charter, although the charter rate can be reduced in certain circumstances where there are added costs to the charterer due to ship performance deficiencies in speed or fuel consumption. Hire can also be reduced, pro-rata for any cost savings that we may realize, if the ship is laid up or idled at the charterers’ request.

Operations and Expenses

As owners, we are required to maintain each ship in class and in an efficient state of hull and machinery and are responsible for ship costs such as crewing, lubricating oil, maintenance, insurance and drydocking. The charterer is responsible for the voyage costs, which includes bunker fuel, stevedoring, port charges and towage. As described below, we have entered into ship management agreements to sub-contract the day-to-day technical management of our ships.

Right of First Refusal

Pursuant to the terms of the initial time charters with CMA CGM, of which 13 are in place as of the date of this prospectus, CMA CGM has a right of first refusal to purchase the ship at matching terms to any offer of any third party if we decide to sell it during, or at the end of, the charter period. Should CMA CGM decline to exercise its right of first refusal in case of a sale during the charter period, we will be entitled to sell the ship, subject to CMA CGM’s prior approval, which shall not be unreasonably withheld. CMA CGM has the right to reject a sale of a ship to owners whose business or shareholding is determined to be detrimental or contrary to its interest.

Off-hire

Under a time charter, when the ship is not available for service, and is “off-hire,” the charterer generally is not required to pay charter hire (unless the charterer is responsible for the circumstances giving rise to the ship’s unavailability), and we are responsible for costs during any off-hire period, and possible additional costs of fuel to regain lost time. A ship generally will be deemed to be off-hire if there is an occurrence that affects the full working condition of the ship, including:

•	any drydocking for repairs, maintenance or classification society inspection;

•	any damage, defect, breakdown or deficiency of the ship’s hull, machinery or equipment or repairs or maintenance thereto;

•

any deficiency of the ship’s master, officers and/or crew, including the failure, refusal or inability of the ship’s master, officers and/or crew to perform the service immediately required, whether or not within its control;

•	its deviation, other than to save life or property, which results in the charterer’s lost time;

•	crewing labor boycotts or certain ship arrests; or

•	our failure to maintain the ship in compliance with the charter’s requirements, such as maintaining operational certificates.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and technical management of each ship, which includes crewing, provision of lubricating oils, maintaining the ship, periodic drydocking and performing work required by regulations. The day-to-day crewing and technical management of our ships are provided by Technomar, our Technical Manager, pursuant to the terms of ship management agreements.

Termination and Withdrawal

Generally, if a ship is off-hire for a significant number of consecutive days, then the charterer may cancel the charter without any further consequential claims provided the ship is free of cargo. The number of these days varies from 20 to 90 days and depends on the relevant charter agreement. Some of our charters provide that we can in some circumstances provide a substitute ship during an anticipated extended period of off-hire.

For a number of ships chartered to CMA CGM, if a ship’s fuel consumption exceeds a level specified in the charter over a continuous period of 30 days, and the reason is within our or the ship’s control, CMA CGM may request that we cure the deficiency. If the deficiency is not cured within 30 days after we receive notice, then CMA CGM may terminate the charter. OOCL does not have a similar right.

Generally, if either party informs the other party of a default under the charter, and the default is not rectified within 60 days of such notice, then the party giving the notice has the right to terminate the time charter with respect to that ship.

The charter will terminate in the event of a total (actual or constructive) loss of the ship or if the ship is requisitioned.

We may suspend the performance of our obligations under the charter if the charterer defaults on its payment obligations under the charter.

Ship Management

For details regarding the technical and commercial management of our ships, please see “Item 4. Information on the Company—B. Business Overview—Ship Management” and “—Commercial Management” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

Insurance

We arrange for insurance coverage for each of our ships, including hull and machinery insurance, protection and indemnity insurance and war risk insurance. We are responsible for the payment of all premiums. For more information regarding our insurance coverage, please see “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

Inspection by Classification Societies

For details regarding inspection and classification of our ships, please see “Item 4. Information on the Company—B. Business Overview—Inspection by Classification Societies” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

Competition

We operate in markets that are highly competitive. We expect to compete for ship purchases and charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the ship. We also expect to compete with many other companies, both other owners and operators including CMA CGM and its subsidiaries, to, among other things, purchase newbuildings and secondhand ships to grow our fleet.

We expect substantial competition in obtaining new containership charters from a number of experienced and substantial companies. Many of these competitors may have greater financial resources than us, may operate larger fleets, may have been established for longer and may be able to offer better charter rates. Due to the recent container shipping industry downturn, there have been an increased number of ships available for charter, including many from owners with strong reputations and experience. Excess supply of ships in the container shipping market results in a more active short-term charter market and greater price competition for charters. As a result of these factors, we may be unable to purchase additional containerships, expand our relationships with existing customers or obtain new charterers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our ships. The kinds of permits, licenses and certificates required depend upon several factors, including the commodities transported, the waters in which the ship operates, the nationality of the ship’s crew and the age of a ship. Not all of the permits, licenses and certificates currently required to operate the ships globally have been obtained by us or our Managers beforehand, they will be obtained in cases voyage requires it to operate them in these waters.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our ships. For details regarding the environmental and government regulations affecting our business, please see “Item 4. Information on the Company—B. Business Overview -Environmental and Other Regulations” in our 2018 Annual Report and incorporated herein by reference.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims associated with operating containerships. We expect that these claims would be covered by insurance, subject to customary deductibles. Claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

We are not aware of any governmental laws, decrees or regulations in the Republic of The Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

Properties

Other than our ships, we do not own any material property. Please see “Item 4. Information on the Company B. Business Overview—Our Fleet” for a description of our ships. Our ships serve as collateral under our debt agreements. For further information regarding our debt agreements and the security thereunder, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” contained in our 2018 Annual Report and incorporated herein by reference. We do not own any real property.

MANAGEMENT

Directors and Senior Officers

Our directors and executive officers as of the date of this prospectus and their ages as of the date of this prospectus are listed below:

Name	Age	Position
George Giouroukos	54	Executive Chairman
Michael S. Gross	58	Director
Alain Wils	76	Director
Philippe Lemonnier	59	Director
Michael Chalkias	49	Director
Henry Mannix III	40	Director
Alain Pitner	70	Director
Menno van Lacum	49	Director
Ian J. Webber	62	Chief Executive Officer
Thomas A. Lister	50	Chief Commercial Officer
Anastasios Psaropoulos	41	Chief Financial Officer

George Giouroukos: Mr. Giouroukos has been our Executive Chairman since November 2018 when the strategic combination with Poseidon Containers was completed. He has been involved in Shipping since 1993, when he joined a major Greek shipowning company and worked in various departments. He founded Technomar, an internationally recognized ship management company, in 1994, where he has served as Managing Director. With over 25 years of experience in the sector, he has negotiated and executed over 200 secondhand and newbuilding ship transactions, creating partnerships with a number of major shipping banks resulting in co-investment of approximately $230 million in workout transactions. He has also partnered with Private Equity firms to jointly invest in container and dry bulk ships. Mr. Giouroukos serves as the Chairman of the Hellenic Advisory Committee of International classification society, RINA and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.

Michael S. Gross: Mr. Gross has been a director since inception and was Chairman from September 2008 to November 2018 when the strategic combination with Poseidon Containers closed. Since 2010, Mr. Gross has been the Chairman of the board of directors and Chief Executive Officer of Solar Senior Capital Ltd. Since 2007, Mr. Gross has served as the Chairman and Chief Executive Officer of Solar Capital Ltd, a finance company focusing on debt and equity investments in leveraged companies. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), the investment adviser to AIC. From 1990 to 2006 Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.

Alain Wils: Mr. Wils has been a director since May 2014. He is a consultant in the shipping and logistics industries, after more than 40 years of experience in the sector. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d’Honneur in 1995 and chaired the French Shipowners’ Association from 1998 to 2000.

Philippe Lemonnier: Mr. Lemonnier has been as director since September 2017. He currently serves as Global Head of Efficiency Programs at CEVA Logistics and is responsible for Procurement and the Margin

Improvement Program. Previously, he was Group Financial Controller and in charge of the Agility Program (cost savings program) at CMA CGM, having joined the company in 2005. He has more than 30 years of experience in finance and accounting, and has served in senior leadership roles across multiple industries, including as the Chief Financial Officer of two French telecommunications companies.

Michael Chalkias: Mr. Chalkias has been a director since November 2018 when the strategic combination with Poseidon Containers was completed. He is the Co-founder of Prime Marine, a leading international product tanker and gas carrier company, where he serves as Co-Chief Executive Officer. Since March 2018, Mr. Chalkias has also served as non-executive, non-independent director of First Ship Lease Trust (“FSL Trust”), a Singapore-based business trust listed on the Mainboard of the Singapore Exchange Securities Trading Limited. FSL Trust currently owns a diversified portfolio of 18 ships. Mr. Chalkias has more than 25 years of experience in the shipping industry, during which he has accumulated broad experience in all aspects of the business and established strong relationships in the shipping industry. Prior to co-founding Prime Marine’s predecessor in 1999, he was employed by Tufton Oceanic Limited, a specialized shipping finance and investment firm in London, where he was involved with debt and equity instruments as well as structured financing. Over the course of his career, Mr. Chalkias has invested in many ships, primarily product tankers and gas carriers.

Henry (Hank) Mannix III: Mr. Mannix was appointed a director in November 2018. He has served as a director of Poseidon Containers since 2010. Mr. Mannix joined Kelso in 2004 and became a Managing Director in 2015. He spent the preceding two years in the investment banking division of Credit Suisse First Boston. Mr. Mannix is also a director of Elara Caring, Physicians Endoscopy and The Traxys Companies. Mr. Mannix received a B.A. in Math and Economics from the College of the Holy Cross in 2001. Mr. Mannix has extensive experience in corporate financing and in evaluating the financial performance and operations of companies across a variety of business sectors, including the shipping sector.

Alain Pitner: Mr. Pitner, who has 30 years of shipping experience, was appointed a director in November 2018. Mr. Pitner commenced his career in 1974 in the Risk Department of Banque Indosuez, now part of Credit Agricole Group. He held various operational and commercial responsibilities in the Bank’s French Export Credit Department. In 1987, Mr. Pitner joined the Shipping Division of the Bank’s Structured Finance Department, where he financed newbuildings and was also responsible for special projects. He then was entrusted with increasingly senior roles. In September 2017, after 42 years, Mr. Pitner retired from the bank. He graduated from Reims business school and holds a MSIA from Krannert Business School—Purdue University, USA.

Menno van Lacum: Mr. van Lacum was appointed a director in November 2018 and commenced his career in 1997 at the Fortis Group in the Netherlands. In 1999, he joined the Transportation Group at MeesPierson where he was responsible, in different capacities, for arranging and structuring debt capital markets and leasing products predominantly for the Transportation Equipment Leasing sector. In 2005, Mr. van Lacum became Director of the Fortis Principal Finance Group in the USA, responsible for holding equity investments and structuring debt instruments across different asset classes within the Transportation Sector. In 2009, Mr. van Lacum joined the Transportation Capital Group (“TCG”) as a Partner in the Netherlands. TCG is a private investment firm focusing primarily on the shipping industry. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.

Ian J. Webber: Mr. Webber has been our Chief Executive Officer since August 2008. From 1979 to 1996, Mr. Webber worked for PriceWaterhouse, the last five years of which he was a partner. From 1996 to 2006, Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a containership operator and subsidiary of Canadian Pacific Limited until 2001 and thereafter a public company listed on the New York and Toronto stock exchanges until its acquisition by TUI A.G. in 2005. Mr. Webber is a graduate of Cambridge University.

Thomas A. Lister: Mr. Lister has been our Chief Commercial Officer since August 2008 and, from April 2017 to November 2018, was also our Chief Financial Officer. From 2005 until 2007, Mr. Lister was a Senior Vice

President at DVB. Before that, from 2004 to 2005, he worked for the German KG financier and ship owning group, Nordcapital & E.R.Schiffahrt, as Director of Business Development. From 1991 to 2002, Mr. Lister worked in a number of managerial, strategic and operational roles in international shipping groups. Mr. Lister graduated from Durham University and holds an MBA from INSEAD.

Anastasios Psaropoulos: Mr. Psaropoulos became our Chief Financial Officer in November 2018. He has over 12 years of experience in finance in the shipping sector. He has served as Chief Financial Officer of Poseidon Containers and Technomar, which he joined in 2011, participating in a number of successful distressed assets acquisitions. Prior to Poseidon, he was financial controller in Dolphin Capital, an AIM listed real estate development fund. He has also worked as an external auditor with PricewaterhouseCoopers, covering shipping and oil & gas industries. Mr. Psaropoulos holds a Master in Economics with specialization in Finance and Investments, from the Athens University of Economics and Business. He has also participated in the Program for Leadership Development (PLDA) of Harvard Business School.

From November 2008 until the completion of the Poseidon Transaction in November 2018, Vivek Puri was our Chief Technical Officer. His employment ended in April 2019.

From August 2008 to March 2017, Susan J. Cook was our Chief Financial Officer. From April 2017 to February 2019, she was a part-time advisor to the company.

Board of Directors and Executive Compensation

For information regarding employment agreements and executive and director compensation, please see “Item 6. Directors, Senior Management and Employees—B. Compensation” contained in our 2018 Annual Report, incorporated by reference herein, and our Report on Form 6-K, filed with the Commission on August 9, 2019, incorporated by reference herein.

Board Practices

For details regarding our board practices, including information regarding board committees, please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” in our 2018 Annual Report and incorporated herein by reference.

Employees

As of June 30, 2019, we had 9 employees and as of December 31, 2018, we had 12 employees. At each of December 31, 2017 and 2016, we had nine employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

At the time of the Marathon Merger, we entered into a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial shareholders of Marathon common stock (including Michael S. Gross), pursuant to which we agreed to register for resale on a registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, the common shares issued to such shareholders pursuant to the Marathon Merger or upon exercise of warrants (the “Marathon Registration Rights Agreement”).

On October 29, 2018, we entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which amended and restated the Marathon Registration Rights Agreement, with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. with respect to all Class A common shares and Series C Preferred Shares held by such shareholders on the closing date of the Poseidon Transaction, including any Class A common shares issuable on conversion of Series C Preferred Shares. The Amended and Restated Registration Rights Agreement became effective on the closing of the Poseidon Transaction. Pursuant to the Amended and Restated Registration Rights Agreement, we with the SEC a shelf registration statement to register the offer and resale of all securities covered by the Amended and Restated Registration Rights Agreement, which registration statement became effective on May 28, 2019. The Amended and Restated Registration Rights Agreement provides certain piggyback and demand registration rights. The Amended and Restated Registration Rights Agreement also provides that the shareholders party to it will not transfer any shares covered by the agreement for a period of six months following the closing of the Poseidon Transaction (with certain exceptions) and contains customary indemnification and other provisions.

Letter Agreement

On October 29, 2018, we entered into a Letter Agreement with affiliates of Kelso, CMA CGM, Marathon Founders, LLC and Michael S. Gross. The Letter Agreement became effective on the closing of the Poseidon Transaction.

Pursuant to the Letter Agreement, (a) for so long as CMA CGM holds at least 5% of our voting power, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) an individual nominee to serve on our Board of Directors (and such nominee will also have a right to serve on the Audit Committee of the Board of Directors), (b) for so long as CMA CGM holds at least 10% of our voting power, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) two individuals to serve on the Board of Directors and (c) CMA CGM designated Philippe Lemonnier and Alain Wils as the two individuals to serve on the Board of Directors.

The Letter Agreement also contains certain participation and tag-along rights. For example, each of Kelso and CMA CGM has the right to purchase a pro rata portion of any new issuance of securities by us (other than certain exempt issuances) for so long as it holds at least 10% of our voting power. Additionally, each of CMA CGM, Marathon Founders, LLC and Mr. Gross have the right to transfer Class A common shares pro rata alongside Kelso in any transfer or series of related transfers by Kelso to a third party that would result in the third party acquiring more than 30% of our voting power (with the exception of certain exempt transfers).

The Letter Agreement also provides that, for so long as CMA CGM holds at least 5% of our voting power, we may not make any material change in the nature of our business without the unanimous consent of the Board of Directors.

Non-Compete Agreement

On October 29, 2018, we entered into a Non-Compete Agreement with Mr. George Giouroukos and Conchart reflecting, among others, the provisions described below. The Non-Compete Agreement became effective on the closing of the Poseidon Transaction.

Restricted Business

For so long as Mr. Giouroukos is our Executive Chairman, Mr. Giouroukos and any entity which he controls agreed not to acquire, own or operate containerships. However, under certain exceptions, Mr. Giouroukos, and any entity which he controls, may compete with us, which could affect our business. Specifically, Mr. Giouroukos, and any entity which he controls, will not be prevented from:

(1)	acquiring, owning, operating or chartering ships other than containerships;

(2)

acquiring or owning one or more containerships if we decide not to exercise our right of first refusal to acquire such containership, in accordance with the terms of the Non-Compete Agreement described below under “Right of First Refusal”;

(3)

acquiring, owning, operating or chartering one or more containerships as part of the acquisition of a controlling interest in a business or package of assets that owns, operates or charters such containerships; provided, however, that Mr. Giouroukos, and any entity which he controls must offer to sell such containership(s) to us at their fair market value plus any additional tax or other similar costs that Mr. Giouroukos, and any entity which he controls, incurs in connection with the acquisition and the transfer of such containership to us separate from the acquired business, if a majority of the value of the business or the package of assets acquired is attributable to containerships;

(4)

providing ship management services relating to containerships, or other ship types, including technical and commercial management, warehouse transactions for financial institutions and pool management;

(5)

acquiring, owning, operating or chartering any containership that Mr. Giouroukos, and any entity which he controls, owned or operated or had a contractual arrangement with respect to as of the closing date of the Plan of Merger by and among Poseidon Containers Holdings LLC, K&T Marine LLC, us and other parties;

(6)

transferring to Mr. Giouroukos or any entity which he controls, title to a ship that Mr. Giouroukos or such entity that he controls or any third party is entitled to acquire, own and operate under the Non-Compete Agreement, pursuant to or in connection with the termination of a financing arrangement, including by way of a sale and leaseback or similar transaction, which is accounted for under United States generally accepted accounting principles as a financial lease; and

(7)

acquiring, owning, operating or chartering any containership that is subject to an offer to purchase as described in paragraphs (2) and (3) above, in each case pending the offer of such containership to us and our determination whether to purchase the containership and, if so, pending the closing of such purchase.

Further to the above, notwithstanding this agreement, Mr. Giouroukos, and any entity which he controls, may claim business opportunities that would benefit us, and this could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Right of First Refusal

Mr. Giouroukos, and any entity he controls, agreed to grant us a right of first refusal to acquire any containership, after Mr. Giouroukos, or an entity controlled by him, enters into an agreement that sets forth terms upon which he or it would acquire such containership. Mr. Giouroukos, or such entity controlled by him, shall notify us within 30 days of any agreement that he, or his controlled entity, has entered into to purchase a containership and will provide a period of 7 calendar days in respect of a single ship transaction, or a period of 14 calendar days in respect of a multi-ship transaction, from the date that he delivers such notice to us of said opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to become the purchaser of such containership, before Mr. Giouroukos, or any entity he controls, will accept the opportunity or offer it to any of his other affiliates or entities controlled by him. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Giouroukos, or entity controlled by him. The approval of our conflicts committee which is comprised of independent directors will be required to accept or reject this offer.

Upon a change of control of us, these rights of first refusal will terminate immediately. In addition, at such time that Mr. Giouroukos ceases to serve as our Executive Chairman, these rights of first refusal as applicable to Mr. Giouroukos will terminate immediately.

Right of First Offer on Containerships

Mr. Giouroukos agreed to grant a right of first offer to us for any containership he, or any entity controlled by him, owns or acquires, upon any proposed sale, transfer, or other disposition.

Prior to entering into any transaction regarding any containership’s disposition with a non-affiliated third party, Mr. Giouroukos, or such entity controlled by him, will deliver a written notice to us setting forth the material terms and conditions of the proposed transaction. During the 14-day period after the delivery of such notice, and at our election we (through our conflicts committee) and Mr. Giouroukos, or such entity controlled by him, will negotiate in good faith to reach an agreement on the transaction, which shall be approved by our conflicts committee which is comprised of independent directors. If we do not reach an agreement within such 14-day period, Mr. Giouroukos, or such entity controlled by him, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the containership to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable than those offered pursuant to the written notice.

Upon a change of control of us, these rights of first offer will terminate immediately. In addition, at such time that Mr. Giouroukos ceases to serve as our Executive Chairman, these rights of first offer as applicable to Mr. Giouroukos will terminate immediately.

Chartering Opportunities

If Conchart, or any entity it controls, acquires knowledge of a potential opportunity to enter into a potential charter with or without profit sharing for a particular containership that it believes in good faith would be suitable for our ships, which we refer to as a “Potential Charter Opportunity,” then Conchart, or such entity that it controls, would be obliged to offer such Potential Charter Opportunity to us and, for a period of up to two business days, we shall have the right to elect to pursue such Potential Charter Opportunity for ourselves or allow Conchart to direct such Potential Charter Opportunity to itself or another person or entity. In determining suitability of a Potential Charter Opportunity, Conchart shall take into consideration certain factors, such as the availability, suitability and positioning of the relevant ship, the potential charterer’s demands for the ship’s specifications and costs. In the event we do not elect to accept the Potential Charter Opportunity, Conchart shall be free to pursue such Potential Charter Opportunity or direct it to another person or entity for a period of 15 calendar days on the same terms and conditions as presented to us.

Technical and Commercial Management Agreements

Our Executive Chairman, Mr. George Giouroukos, is a significant shareholder of Technomar, which provides day-to-day technical ship management services to us on all of our ships pursuant to technical ship management agreements. Mr. Giouroukos is also a significant shareholder of Conchart, which provides commercial management services for 23 of our ships and is exclusive broker for 18 of our ships. For more information regarding our management agreements with Technomar and Conchart, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements” contained in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 29, 2018 and incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware as of the date of this prospectus.

Except as otherwise indicated, each person or entity named in the table below has sole voting and investment power with respect to all of our Class A common shares or our Series C Preferred Shares, shown as beneficially owned, subject to applicable community property laws. As of the date of this prospectus, an aggregate of 9,942,950 Class A common shares were issued and outstanding, and no Class B common shares are issued and outstanding, all Class B common shares having converted to Class A common shares on January 2, 2019. In addition, there were an aggregate of 250,000 Series C Preferred Shares outstanding, all held by Kelso affiliates, which convert in limited circumstances to an aggregate of 12,955,187 Class A common shares. Upon the occurrence of any liquidation, dissolution or winding up of our affairs, holders of Series C Perpetual Shares shall be entitled to receive an amount equal to the amount payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible at such time, such amount to be determined as of the record date for determination of holders of Class A common shares entitled to receive such distribution or, if no such record date is established, as of the date of such distribution. Holders of Series C Preferred Shares are entitled to a dividend only should such a dividend be declared on our Class A common shares.

The Class A common shares each have one vote and vote together as a single class except that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares of a class, increase or decrease the par value of common shares of a class, or alter or change the powers, preferences or rights of the class of common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the votes entitled to be cast by the holders of such class of common shares then outstanding, voting separately as a class. Each Series C Preferred Share is entitled to 38.75 votes on all matters submitted to a vote of the shareholders. The holders of Series C Preferred Shares vote together with the common shareholders as one class on all matters submitted to a vote of the shareholders.

Name of Beneficial Owner	Amount of Beneficial Ownership of Class A Common Shares		Approximate Percentage of Outstanding Common Shares(1)
George Giouroukos	1,969,188	(2)	19.80%
Michael S. Gross	1,344,094	(3)	13.52%
Alain Wils	1,312		0.01%
Philippe Lemonnier	0		0%
Henry Mannix III	155,750	(4)	1.57%
Michael Chalkias	0		0%
Ian J. Webber	55,312		0.56%
Thomas Lister	26,904		0.27%
Anastasios Psaropoulos	0		0%
All directors and executive officers as a group (11 individuals)	3,552,560		35.73%
CMA CGM S.A.	3,051,587	(5)	30.69%
MAAS Capital	1,036,415		10.42%
KIA VIII (Newco Marine) Ltd.	155,750	(4)	1.57%
KEP VI (Newco Marine) Ltd.	155,750	(4)	1.57%

(1)	Calculated based on 9,942,950 common shares outstanding as of the date of this prospectus.

(2)

Mr. Giouroukos, who serves as our Executive Chairman, owns and controls Management Investor Co., which is the record holder of 1,969,188 Class A common shares. As a result, Mr. Giouroukos may be deemed to beneficially own the shares held by Management Investor Co.

(3)

This information is derived from a Schedule 13D/A filed with the SEC on January 3, 2019. Michael S. Gross directly holds 566,880 shares of Class A Common Stock. Marathon Founders, LLC directly holds 777,214 shares of Class A Common Stock. As the Managing Member of Marathon Founders, LLC, Mr. Gross may be deemed to exercise voting rights and investment power over all securities of Global Ship Lease, Inc. held by Marathon Founders, LLC and thus may be deemed to beneficially own such shares.

(4)

This information is derived from a Schedule 13D filed with the SEC on November 26, 2018. Includes Class A common shares deemed to be beneficially owned by KIA VIII (Newco Marine) Ltd., or KIA VIII, and KEP VI (Newco Marine) Ltd., or KEP VI, by virtue of a voting agreement entered into among KEP VIII, KEP VI, CMA CGM S.A. and Michael S. Gross. KEP VI (Cayman, L.P., KEP VI (Cayman) GP Ltd., KIA VIII (International), L.P., KELSO GP VIII (Cayman) L.P., KELSO GP VIII (Cayman) Ltd., Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip Berney, Frank J. Loverro, James J. Connors, II, Stanley de J. Osborne, Church M. Moore, Christopher L. Collins, Anna Lynn Alexander, Howard A. Matlin, Stephen C. Dutton, Matthew S. Edgerton, John K. Kim and Henry Mannix III (the “Kelso Joint Filers”) may be deemed to share beneficial ownership of these Class A common shares. Each of the Kelso Joint Filers share investment and voting power with respect to any Class A common shares beneficially owned by KIA VIII and KEP VI but disclaim beneficial ownership of such Class A common shares.

In addition, there were an aggregate of 250,000 Series C Preferred Shares outstanding, all held by Kelso affiliates, which convert in limited circumstances to an aggregate of 12,955,187 Class A common shares. Each Series C Preferred Share is entitled to 38.75 votes on all matters submitted to a vote of the shareholders. The holders of Series C Preferred Shares vote together with the common shareholders as one class on all matters submitted to a vote of the shareholders. According to information contained in public filings, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, hereafter referred to as Kelso, controls approximately 50.1% of the vote on any matter submitted to the vote of our common shareholders, through its ownership of Series C Preferred Shares and by virtue of the voting agreement with certain other of our shareholders.

(5)

This information is derived from a Schedule 13D/A filed with the SEC on January 14, 2019. CMA CGM S.A. is controlled by Merit Corporation S.A.L., which may be deemed to exercise voting and investment power over all securities of Global Ship Lease, Inc. held by CMA CGM S.A. and thus may be deemed to beneficially own such securities.

As of July 31, 2019, we had 21 registered shareholders of record, 9 of which were located in the United States and held an aggregate of 3,944,833 of our Class A common shares, representing 39.7% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 3,143,691 of our Class A common shares as of July 31, 2019. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Other than Kelso by virtue of its beneficial ownership of Series C Preferred Shares, our major shareholders, directors and executive officers do not have different voting rights.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

DESCRIPTION OF SHARE CAPITAL

Authorized Capitalization

Under our Articles of Incorporation, as amended, our authorized share capital consists of:

•	214,000,000 Class A common shares, $0.01 per share, of which 9,942,950 shares were issued and outstanding as of the date of this prospectus;

•	20,000,000 Class B common shares, par value $0.01 per share, of which none were issued and outstanding as of the date of this prospectus;

•	15,000,000 Class C common shares, par value $0.01 per share, of which none were issued and outstanding as of the date of this prospectus;

•	16,100 Series B Preferred Shares, par value $0.01 per share, of which 14,000 shares were issued and outstanding as of the date of this prospectus; and

•	250,000 Series C Preferred Shares, par value $0.01 per share, of which 250,000 shares were issued and outstanding as of the date of this prospectus.

Share History

In each of 2016 and 2017, 4,266 Class A common shares were awarded to our directors under our 2015 Equity Incentive Plan, representing 20% of their base compensation.

On November 15, 2018, we completed the Poseidon Transaction. The consideration for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C Preferred Shares. In addition, as a consequence of the completion of the Poseidon Transaction, all outstanding stock awards to officers and employees vested and 60,425 Class A common shares were issued in November 2018.

On January 2, 2019, as a consequence of the completion of the Poseidon Transaction, all of our issued and outstanding Class B common shares converted one-for-one into 925,745 Class A common shares.

On March 25, 2019, we effected a one-for-eight reverse stock split of our Class A common shares, which our shareholders authorized at our special meeting of shareholders held on March 20, 2019. There was no change to the trading symbol, number of authorized shares, or par value of our Class A common shares in connection with the reverse stock split. All share and per share amounts disclosed in this prospectus give effect to the reverse stock split retroactively.

Memorandum and Articles of Association

The rights, preferences and restrictions attaching to each class of shares of our capital stock are described in the sections “Description of Capital Shares,” “Description of Preferred Shares,” and “Description of Depositary Shares” of the Amendment No. 1 to our registration statement on Form F-3 (File No. 333-197518) filed with the Commission on July 28, 2014 and hereby incorporated by reference into this prospectus. There have been no changes since that date, other than the issuance of the Series B Preferred Shares in August 2014 and Series C Preferred Shares in November 2018, as described below.

On August 20, 2014, we issued 1,400,000 depositary shares, each of which represents 1/100th of one share of our Series B Preferred Shares. In the event of any liquidation, dissolution or winding up of our affairs, holders of the Series B Preferred Shares will have the right to receive the liquidation preference of $2,500.00 per share of Series B Preferred Shares (equivalent to $25.00 per depositary share or $35.0 million in the aggregate) plus an amount equal to all accumulated and unpaid dividends thereon to the date of payment, whether or not declared. Dividends are payable at 8.75% per annum in arrears on a quarterly basis, when and if declared by the Board of

Directors. Following the issuance of the Series B Preferred Shares of the Company, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares and any securities that rank pari passu with the Series B Preferred Shares through the most recent respective dividend payment dates. Holders of the Series B Preferred Shares generally have no voting rights, except in limited circumstances. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The rights, preferences and restrictions attaching to the Series B Preferred Shares are described in the section “Description of Series B Preferred Shares and Depositary Shares” of our prospectus supplement dated August 13, 2014 filed with the Commission on August 15, 2014 and hereby incorporated by reference into this prospectus. There have been no changes since that date. The rights, preferences and restrictions attaching to the Series B Preferred Shares are further qualified by (i) the Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014, and (ii) the Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (each of (i) and (ii) being incorporated by reference to Exhibits 3.1 and 4.1, respectively, of Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on August 20, 2014), each of which is hereby incorporated by reference into this prospectus. There have been no changes since that date.

On November 15, 2018, we issued 250,000 Series C Preferred Shares of par value $0.01 per share. The Series C Preferred Shares are convertible to an aggregate of 12,955,187 Class A common shares at the option of the holder on the date when our 9.875% First Priority Secured Notes due 2022 are no longer outstanding. In addition, the Series C Preferred Shares will convert automatically upon transfer to any person who is not an affiliate of the initial holder of such Series C Preferred Shares. Upon the occurrence of any liquidation, dissolution or winding up of our affairs, holders of Series C Perpetual Shares shall be entitled to receive an amount equal to the amount payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible at such time, such amount to be determined as of the record date for determination of holders of Class A common shares entitled to receive such distribution or, if no such record date is established, as of the date of such distribution. Holders of Series C Preferred Shares are entitled to a dividend only should such a dividend be declared on our Class A common shares. If our Board of Directors declares a dividend or other distribution upon the then-outstanding Class A common shares, then the holders of the Series C Preferred Shares shall be entitled to receive the amount of dividends as would be payable in respect of the number of Class A common shares into which such Series C Preferred Shares would be convertible. Each Series C Preferred Share shall entitle the holder thereof to 38.75 votes on all matters submitted to a vote of shareholders. Except as otherwise provided in the Certificate of Designation for Series C Preferred Shares or required by law, the Series C Preferred Shares shall vote together with the Common Shares as one class in the election of directors of the Company and on all other matters submitted to a vote of the shareholders. The Series C Preferred Shares shall be perpetual and shall not be subject to mandatory redemption, sinking fund or other similar provisions. The rights, preferences and restrictions attaching to the Series C Preferred Shares are described in the Certificate of Designation for Series C Perpetual Preferred Shares of Global Ship Lease, Inc. (incorporated by reference to Exhibit A of Global Ship Lease, Inc.’s Report on Form 6-K (File No. 001-34153) filed on October 29, 2018) and hereby incorporated by reference into this prospectus. There have been no changes since that date.

We are not aware of any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of the Marshall Islands or by our Articles of Incorporation or Bylaws.

Listing

Our Class A common shares have been listed on the NYSE under the symbol “GSL” since August 15, 2008. Our depositary shares, each of which represents a 1/100th interest in a share of our Series B Preferred Shares, began trading on the NYSE under the symbol “GSL-B” on August 14, 2014.

TAXATION

The following represents the opinion of our United States and Marshall Islands tax counsel, Seward & Kissel LLP, and is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Class A common shares.

This section is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change or differing interpretation, possibly on a retroactive basis. Changes in these authorities may cause the tax consequences of Class A common share ownership to vary substantially from the consequences described below.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to us or each investor. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor’s individual circumstances. In particular, this section considers only investors that will own Class A common shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Class A common shares as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	taxpayers required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	taxpayers that own 10% or more, directly or constructively, of the Class A common shares;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. holders (as defined herein) whose functional currency is not the U.S. dollar.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

The following does not address any aspect of U.S. federal gift or estate tax laws, or state or local tax laws. Additionally, the section does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Class A common shares through such entities. Shareholders should consult their tax advisors regarding the specific tax consequences to them of the acquisition, holding or disposition of our Class A common shares, in light of their particular circumstances.

Taxation of Global Ship Lease

Taxation of operating income

Unless exempt from U.S. federal income taxation under the rules described below in “The Section 883 exemption,” a foreign corporation that earns only transportation income is generally subject to U.S. federal income taxation under one of two alternative tax regimes: (1) the 4% gross basis tax or (2) the net basis tax and branch profits tax.

The 4% gross basis tax

For foreign corporations not engaged in a U.S. trade or business, the United States imposes a 4% U.S. federal income tax (without allowance of any deductions) on the corporation’s U.S. source gross transportation income. For this purpose, transportation income includes income from the use, hiring or leasing of a ship, or the performance of services directly related to the use of a ship (and thus includes time charter and bareboat charter income). The U.S. source portion of transportation income includes 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be U.S. source, we do not expect to have any transportation income from voyages that begin and end in the United States.

The net basis tax and branch profits tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or were we to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gains from the sale of ships, could be treated as effectively connected with the conduct of this U.S. trade or business, or effectively connected income. Any effectively connected income would be subject to U.S. federal corporate income tax, currently imposed at a rate of 21%. In addition, an additional 30% branch profits tax would be imposed on us at such time as our after-tax effectively connected income is viewed as having been repatriated to our offshore office. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income.

The Section 883 exemption

The 4% gross basis tax described above is inapplicable to U.S. source transportation income that qualifies for exemption under Section 883 of the Code. To qualify for the Section 883 exemption, a foreign corporation must, among other things:

•	be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States, which we call an Equivalent Exemption;

•

satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test or (3) the “Publicly Traded Test”; and

•	meet certain substantiation, reporting and other requirements (that include the filing of U.S. income tax returns).

We are organized under the laws of the Marshall Islands. Each of the ships in the fleet is owned by a separate wholly owned subsidiary organized either in the Marshall Islands, Cyprus or Hong Kong. The U.S. Treasury Department recognizes the Marshall Islands, Cyprus and Hong Kong as jurisdictions that grant an Equivalent Exemption; therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

(1) The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders include: (1) individuals who are residents (as defined in the regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-U.S. corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). We believe that we satisfied the 50% Ownership Test, up to and including 2008, due to being a wholly owned subsidiary of CMA CGM until the Marathon Merger on August 14, 2008, but believe that we currently may not be able to satisfy the 50% Ownership Test.

(2) The CFC Test

The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. We believe that we are not a CFC but cannot predict whether we will become a CFC, and satisfaction of the CFC definitional test is outside of our control.

(3) The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption.

The Section 883 Regulations provide, in pertinent part, that stock of a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our Class A common shares are listed on the NYSE and are not listed on any other securities exchange. Therefore, our Class A common shares should be treated as primarily traded on an established securities market in the United States. Moreover, the Class A common shares currently represent more than 50% of both the voting power and value of all classes of our shares. However, it is possible that the value of the class of Series B preferred shares may be greater than the value of the class of our Class A common shares. No assurance can be given that the Class A common shares will continue to represent more than 50% of both the voting power and value of all classes of our shares.

The Section 883 Regulations also generally provide that stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of stock of the corporation are listed on an established securities market during the taxable year. However, even if a class of shares is so listed, it is not treated as regularly traded under the Section 883 Regulations unless (1) trades are made in the shares on the established securities market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year); and (2) the aggregate number of shares traded on the established securities market during the taxable year is at least 10% of the average number of outstanding shares of that class during that year (as appropriately adjusted in the case of a short taxable year). Even if these trading frequency and trading volume tests are not satisfied with respect to the Class A common shares, however, the Section 883 Regulations provide that such tests will be deemed satisfied if the Class A common shares are regularly quoted by dealers making a market in such Class A common shares. While we anticipate that these trading frequency and trading volume tests will be satisfied each year, satisfaction of these requirements is outside of our control and, hence, no assurances can be provided that we will satisfy the Publicly Traded Test each year.

In addition, even if the “primarily and regularly traded” tests described above are satisfied, a class of stock will not be treated as primarily and regularly traded on an established securities market if, during more than half the number of days during the taxable year, one or more shareholders holding, directly or indirectly, at least 5% of the vote and value of that class of stock, or 5% Shareholders, own, in the aggregate, 50% or more of the vote and value of that class of stock. This is referred to as the 5% Override Rule. In performing the analysis, we are entitled to rely on current Schedule 13D and 13G filings with the SEC to identify our 5% Shareholders, without having to make any independent investigation to determine the identity of the 5% Shareholder. In the event the 5% Override Rule is triggered, the Section 883 Regulations provide that the 5% Override Rule will nevertheless not apply if the company can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by 5% Shareholders that are considered to be “qualified shareholders,” as defined above, to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the total value of the relevant class of stock held by 5% Shareholders for more than half the number of days during the taxable year.

Based on information that we have as to our shareholders and other matters, we believed that we qualified for the Section 883 exemption for 2009 through 2018 under the Publicly Traded Test. However, as a result of the Poseidon Transaction, our ownership has changed such that nonqualified shareholders may own, in the aggregate, 50% or more of the total value of our Class A common stock, causing the 5% Override Rule to apply. If the 5% Override Rule applies, we would fail the Publicly Traded Test, and would fail to qualify for the Section 883 exemption. Therefore, we do not expect to qualify for the Section 883 exemption for 2019. It is uncertain whether we will qualify, and continue to qualify, for the Section 883 exemption in future taxable years.

Such an ownership change, and certain other requirements for our stock to be treated as primarily and regularly traded on an established securities market, are outside of our control and, as a result, no assurances can be provided that our stock will be so treated for any year. Moreover, since the availability of the Section 883 exemption depends on other matters over which we have no control, we can give no assurances that we will, or will continue to, qualify for the Section 883 exemption.

If we were not to qualify for the Section 883 exemption in any year, U.S. income taxes may become payable, based on our U.S. source gross transportation income. Whilst this U.S. income tax should be recoverable from our charterers under the charter contracts, there could be a negative effect on our business, and there could be a decrease in earnings available for distribution to our shareholders.

United States taxation of gain on sale of ships

If we qualify for the Section 883 exemption, then gain from the sale of any ship may be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, we will not be subject to U.S. federal income taxation with respect to such gain, assuming that we are not, and have never been, engaged in a U.S. trade or business. Under certain circumstances, if we are so engaged, gain on sale of ships could be subject to U.S. federal income tax.

Possibility of taxation as a U.S. corporation

Section 7874 of the Code provides that a foreign corporation that acquires substantially all the properties of a U.S. corporation is generally treated as though it were a U.S. corporation for U.S. federal income tax purposes if, after the acquisition, (1) at least 80% (by vote or value) of the stock of the foreign corporation is owned by former shareholders of the U.S. corporation by reason of owning stock in the U.S. corporation, and (2) the foreign corporation’s expanded affiliate group does not have substantial business activities in the foreign corporation’s jurisdiction of organization. Although we believe that this rule should not apply to us in the context of the Marathon Merger, there is no definitive legal authority applying the principles of Section 7874 of the Code and, therefore, there can be no assurance that the IRS would not seek to challenge such a position, or that such a challenge would not be successful.

If we were to be treated as a U.S. corporation, our net income would be subject to U.S. federal corporate income tax, currently imposed at a rate of 21%. The imposition of this tax would likely have a negative effect on our business, financial condition and results of operations.

Tax Consequences of Holding Class A common shares

U.S. holders

For purposes of this discussion, a U.S. holder is a beneficial owner of our Class A common shares that owns (actually or constructively) less than 10% of our equity and that is:

•	an individual who is a citizen or resident of the United States (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

Taxation of distributions paid on Class A common shares

When we make a distribution with respect to our Class A common shares, subject to the discussions of the passive foreign investment company, or PFIC rules below, a U.S. holder will be required to include in gross income as foreign source dividend income the amount of the distribution to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s tax basis in the Class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Class A common shares.

Subject to the discussions of the PFIC rules below, in the case of a U.S. holder that is a corporation, dividends that we pay will generally be taxable at the regular corporate rate of 21% and generally will not qualify for a dividends-received deduction available for dividends received from U.S. corporations. In the case of certain non-corporate U.S. holders, dividends that we pay generally will be treated as “qualified dividend income” subject to tax at preferential rates, provided that the Class A common shares are listed on an established securities market in the United States (such as the NYSE), the U.S. holder meets certain holding period and other requirements and we are not a PFIC in the taxable year in which the dividends are paid or in the immediately preceding taxable year. Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share if the amount of the dividend is equal to or in excess of 10 percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. holder’s tax basis (or fair market value).If we pay an “extraordinary dividend” on our Class A common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. holders from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Taxation of the disposition of Class A common shares

Subject to the discussions of the PFIC rules below, upon the sale, exchange or other disposition of Class A common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in our Class A common shares. The U.S. holder’s initial tax basis in its Class A common shares generally will be the U.S. holder’s purchase price for the Class A common shares and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital, as discussed above under “Taxation of distributions paid on Class A common shares.”

Subject to the discussions of the PFIC rules below, capital gain from the sale, exchange or other disposition of Class A common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gain recognized by a U.S. holder on a sale, exchange or other disposition of Class A common shares generally will be treated as U.S. source income. A loss recognized by a U.S. holder on the sale, exchange or other disposition of Class A common shares generally will be allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Class A common shares may be subject to limitations, and U.S. holders may want to consult their own tax advisors regarding their ability to deduct any such capital loss in light of their particular circumstances.

3.8% tax on net investment income

A U.S. holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s net investment income (or undistributed net investment income in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. holder’s net investment income will generally include distributions made by us that constitute dividends and gain upon a sale, exchange or other disposition of our Class A common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership of our Class A common shares.

Consequences of possible passive foreign investment company classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business; income derived from the performance of services does not, however, constitute “passive income.” The determination of whether a corporation is a PFIC is made annually. If a corporation is a PFIC in any taxable year that a person holds stock in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the stock held by such person will be treated as stock in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election).

Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard. Our expectation is based principally on the position that, for purposes of determining whether we are a PFIC, the majority, if not all, of the gross income we derive from our chartering activities should constitute services income rather than rental income.

In this regard, we have been advised by our tax advisor that the income from our chartering activities is, more likely than not, services income. There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations or supporting our position. Accordingly, no assurance can be given that the IRS will not assert that we are a PFIC with respect to any taxable year, nor that a court would not uphold any such assertion and we have not obtained advice from our tax advisor on whether we are a PFIC.

Further, in a case not concerning PFICs, Tidewater Inc. v. U.S., 2009-1 USTC ¶ 50,337, the Fifth Circuit held that a ship time charter at issue generated rental, rather than services, income. However, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income. Subsequently, the IRS has stated that it disagrees with and will not acquiesce to the rental versus services distinction in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Further, the facts in Tidewater are not directly analogous to our facts. Consequently, no assurance can be given that the IRS or a court of law would accept our position, and there is a risk that the IRS or a court of law could determine that the company is a PFIC.

If we were to be classified as a PFIC in any year, each U.S. holder of our Class A common shares that does not make a timely qualified electing fund or mark-to-market election (as discussed below) will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a U.S. holder in a taxable year that is greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A common shares), and (2) any gain realized upon the sale or other disposition of the Class A common shares. Under these rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for our Class A common shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year; and

•

the amount allocated to each of the other taxable years in the U.S. holder’s holding period for our Class A common shares will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

In addition, each U.S. holder of our Class A common shares will generally be required to file an IRS Form 8621 if such U.S. holder holds its shares in any year in which we were classified as a PFIC.

In order to avoid the application of the PFIC rules discussed above with respect to excess distributions and realized gains, U.S. holders of our Class A common shares may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code. In lieu of the PFIC rules discussed above, a U.S. holder that makes a valid QEF election will, in very general terms, be required to include its pro rata share of our ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the distributions paid on the Class A common shares during the year. If we later distribute the income or gain on which the U.S. holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the U.S. holder. A U.S. holder’s tax basis in any Class A common shares as to which a QEF election has been validly made will be increased by the amount included in such U.S. holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the U.S. holder. On the disposition of a common share, a U.S. holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made on or before the due date for filing a U.S. holder’s federal income tax return for the first taxable year for which we are a PFIC or, if later, the first taxable year for which the U.S. holder held common stock. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that we first determine that we are a PFIC, we will use commercially reasonable efforts to provide any U.S. holder of Class A common shares, upon request, with the information necessary for such U.S. holder to make the QEF election. If we do not believe that we are a PFIC for a particular year but it is ultimately determined that we were a PFIC, it may not be possible for a holder to make a QEF election for such year.

In addition to the QEF election, Section 1296 of the Code permits U.S. persons to make a “mark-to-market” election with respect to marketable stock in a PFIC. If a U.S. holder of our Class A common shares makes a mark-to-market election, such U.S. holder generally would, in each taxable year that we are a PFIC: (1) include as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over such U.S. holder’s adjusted tax basis in the Class A common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such U.S. holder’s adjusted tax basis in the Class A common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the U.S. holder’s basis in the Class A common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). If a U.S. holder makes an effective mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our Class A common shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The consequences of this election are generally less favorable than those of a QEF election for U.S. holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case. U.S. holders should consult their tax advisors as to the consequences to them of making a mark-to-market or QEF election, as well as other U.S. federal income tax consequences of holding stock in a PFIC in light of their particular circumstances.

As previously indicated, if we were to be classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid by us would not constitute “qualified dividend income” and, hence, would not be eligible for the preferential rates of U.S. federal income tax that apply to certain non-corporate U.S. holders.

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our Class A common shares and any of our non-U.S. subsidiaries is also classified as a PFIC, such U.S. holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

Non-U.S. holders

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our Class A common shares that is neither a U.S. holder nor a partnership (or any other entity taxed as a partnership for U.S. federal income tax purposes).

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the Class A common shares or on gains recognized in connection with the sale or other disposition of the Class A common shares, provided, in each case, that such dividends or gains are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business. However, even if not engaged in a U.S. trader or business, individual non-U.S. holders may be subject to tax on gain resulting from the disposition of our Class A common shares if they are present in the U.S. for 183 days or more during the taxable year in which those Class A common shares are disposed and/or meet certain other requirements.

Dividends or gains that are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder, and may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If we are treated as a U.S. corporation pursuant to Section 7874 of the Code, non-U.S. holders generally will be subject to withholding tax at a rate of 30% on all dividends paid by us, unless a reduced rate of tax is available under a tax treaty or the dividends are exempt from withholding because they are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, in each case, the relevant certification requirements are satisfied).

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on Class A common shares, and on the proceeds from the sale, exchange or disposition of Class A common shares. In addition, a holder may be subject to back-up withholding (currently at 24%) on dividends paid on Class A common shares, and on the proceeds from the sale, exchange or other disposition of Class A common shares, unless the holder provides certain identifying information, such as a duly executed IRS Form W-9, W-8BEN or W-8BEN-E, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Marshall Islands Taxation

In the opinion of our Marshall Islands tax counsel, Seward & Kissel LLP, because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of The Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law. Distributions on our Class A common shares or on our Series B Preferred Shares will not be subject to Marshall Islands withholding tax.

Other Taxation

We are subject to taxation in certain non-U.S. jurisdictions because we are either organized, or conduct business or operations, in such jurisdictions. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner that minimizes taxes imposed upon us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

UNDERWRITING

            is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated                , 2019 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number common shares listed next to its name in the following table:

Underwriter	Number of Shares

Total

The underwriters are committed to purchase all the common shares offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option. We have granted the underwriters an over-allotment option. This option, which is exercisable for up to                 days after the date of this prospectus, permits the underwriters to purchase a maximum of                additional shares (    % of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $            and the total net proceeds, before expenses, to us will be $            .

Discount. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discount ( %)	$	$	$
Proceeds, before expense, to us	$	$	$

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $            per share. If all of the shares offered by us are not

sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $                 per individual, but no more than $                 in the aggregate; (b) all filing fees incurred in clearing this offering with FINRA; (c) payment of up to $                 for “blue-sky” counsel; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $                million.

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. We, our directors and executive officers expect to enter into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of three months from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for common shares owned or acquired on or prior to the closing date of this offering (including any common shares acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, except for certain exceptions and limitations.

ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a corporation. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common shares offered by this prospectus and certain other legal matters relating to United States and Marshall Islands law are being passed upon for us by Seward & Kissel LLP, New York, New York. The underwriters are being represented in this offering by                 .

EXPERTS

The financial statements as of December 31, 2018 and for the year ended December 31, 2018 incorporated by reference into this Prospectus have been so incorporated in reliance on the report (which contains an explanatory paragraph disclosing that the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue, as described in Note 2(a) to the financial statements) of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2017 and for each of the two years in the period ended December 31, 2017 incorporated by reference into this Prospectus have been so incorporated in reliance on the report (which contains an explanatory paragraph disclosing that the Company has entered into significant contracts with CMA CGM, a related party and the main source of the Company’s operating revenue, as described in Note 2(a) to the financial statements) of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We hereby incorporate by reference the documents listed below.

•

Our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 29, 2019, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•	Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on May 31, 2019 (except for the commentary of the Company’s Executive Chairman and Chief Executive Officer).

•

Our Report of Foreign Private Issuer on Form 6-K, filed with the Commission on August 9, 2019, which contains our management’s discussion and analysis of financial condition and results of operations and unaudited interim consolidated financial statements and related notes for the six month period ended June 30, 2019.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above-mentioned filings or any subsequent filing we incorporate by reference to this prospectus by writing or telephoning us at the following address:

Global Ship Lease, Inc.

Attn: Ian J. Webber

c/o Portland House

Stag Place

London SW1E 5RS

United Kingdom

+44 (0) 20 7869 8006

www.globalshiplease.com

Information provided by the Company

We will furnish holders of our Class A common shares and Series C Preferred Shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee		$696.90
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Accountants’ Fees and Expenses	$	*
NYSE Listing Fee	$	*
FINRA Fee	$	*
Blue Sky Fees and Expenses	$	*
Transfer Agent’s Fees and Expenses	$	*
Miscellaneous Costs	$	*
Total	$	*

*	To be provided by amendment.

675,000 Class A Common Shares

Global Ship Lease, Inc.

PROSPECTUS

                , 2019

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Section 5 of the Amended and Restated Registration Rights Agreement by and among the Registrant, KEP VI (Newco Marine), Ltd. and KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co. and Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (each a “Shareholder” and collectively, the “Shareholders”) provides as follows:

5.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Shareholder and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, managers, shareholders, attorneys and agents, and each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) a Shareholder and each other holder of Registrable Securities, from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary Prospectus or final Prospectus contained in the Registration Statement, any related free writing prospectus or any amendment or supplement thereto, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent that such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary Prospectus, final Prospectus, related free writing prospectus or any such amendment or supplement thereto in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein.

5.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, with respect to any Registration Statement where Registrable Securities were registered under the Securities Act, indemnify and hold harmless the Company, each of its directors and officers, and each other person, if any, who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), against any losses, claims, judgments, damages or liabilities, whether joint or several, to the extent that such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary Prospectus or final Prospectus contained in the Registration Statement, any related free writing prospectus or any amendment or supplement to the Registration Statement or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading; provided, however, that such selling holder shall be subject to such liability only to the extent that the untrue statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein. The Company and the holders of Registrable Securities hereby acknowledge and agree that, unless a selling holder requests in writing that additional information be included in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary Prospectus or final Prospectus, any related free writing prospectus or any amendment or supplement thereto, the only information furnished to the Company for use in any such document will consist of no more than those statements specifically relating to (a) the number of Registrable Securities beneficially owned by such selling holder and its Affiliates to be registered and/or sold in the registration and/or offering and (b) the name and address of such selling holder and other information with respect to such selling holder (excluding percentages) that appear in the footnotes to the selling stockholder section in any applicable preliminary Prospectus or final Prospectus. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder from the sale of Registrable Securities which gave rise to such indemnification obligation.

5.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 5.1 or Section 5.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, promptly notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided that any delay or failure to so notify the Indemnifying Party shall relieve the Indemnifying Party of its obligations hereunder only to the extent that the Indemnifying Party is actually and materially prejudiced by reason of such delay or failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it elects, retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party, and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, the Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnified Party and the Indemnifying Party shall have mutually agreed to the retention of such counsel, or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent (which shall not be unreasonably withheld or delayed) or there is a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

5.4 Contribution.

5.4.1 If the indemnification provided for in the foregoing Sections 5.1, 5.2 and 5.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative benefits received by the Indemnified Parties on the one hand and the Indemnifying Parties on the other from the offering. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the Indemnified Party failed to give the notice required under Section 5.3, then each Indemnifying Party shall contribute to such amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Indemnified Parties on the one hand and the Indemnifying Parties on the other in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

5.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 5.4.1. The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

(1)

Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)

Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)

When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)

Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)

Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)

Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)

Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities

The following information gives effect to a one-for-eight reverse stock split of the Class A common shares of the Registrant that became effective on March 25, 2019. The following transactions were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act. On November 15, 2018, the Registrant completed a strategic combination with Poseidon Containers Holdings LLC and K&T Marine LLC, acquiring 20 containerships, in which the consideration for the acquisition of the net assets was 3,005,603 Class A common shares and 250,000 Series C Preferred Shares.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits.

(b) Financial Schedules

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 9.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit of proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Articles of Incorporation of GSL Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-34153) filed with the Commission on March 26, 2019).

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Global Ship Lease, Inc. (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 6-K, filed with the Commission on March 25, 2019).

3.3	Second Amended and Restated Bylaws of GSL Holdings, Inc. (incorporated by reference to Exhibit 1 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on November 27, 2018).

3.4	Certificate of Designation of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014 (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on August 20, 2014).

3.5	Certificate of Designation of the Series C Perpetual Preferred Shares of Global Ship Lease, Inc. filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective November 12, 2018 (incorporated by reference to Exhibit 1.5 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

4.1	Form of Common Share Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 6-K (File No. 001-34153) filed with the Commission on March 25, 2019).

4.2	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on August 20, 2014).

5.1	Form of Opinion of Seward & Kissel LLP as to the validity of the Class A common shares

8.1	Form of Opinion of Seward & Kissel LLP with respect to certain U.S. and Marshall Islands tax matters

10.1	Indenture, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch, as trustee, security agent, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on November 3, 2017).

10.2	First Supplemental Indenture, dated December 20, 2018, by and among Global Ship Lease, Inc., the guarantors party thereto and Citibank, N.A., London Branch (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-34153) filed with the Commission on December 20, 2018).

10.3	Form of Notes (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on November 3, 2017).

10.4	Facility Agreement, dated October 25, 2017, among Global Ship Lease, Inc., as borrower, the guarantors party thereto, Citibank, N.A., London Branch, as arranger, bookrunner and security agent, and Citibank Europe plc, UK Branch, as facility agent. (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on November 3, 2017).

10.5	Intercreditor Agreement, dated as of October 31, 2017, among Global Ship Lease, Inc., the guarantors party thereto, Citibank, N.A., London Branch, as Notes trustee, Citibank Europe plc, UK Branch, as term agent, and the other parties from time to time party thereto (incorporated by reference to Exhibit 99.4 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on November 3, 2017).

10.6	Form of Guarantee made by Global Ship Lease, Inc. in favor of the charterer listed on Schedule I thereto (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form F-1 (File No. 333-147070) filed with the Commission on November 1, 2007).

10.7	Form of Guarantee made by CMA CGM S.A. for Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form F-1 (File No. 333-147070) filed with the Commission on November 1, 2007).

10.8	Form of Charter Agreement entered into by a subsidiary of Global Ship Lease, Inc. and CMA CGM S.A. or one of its subsidiaries (incorporated by reference to Exhibit A-3 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed with the Commission on March 25, 2008).

10.9	Form of Ship Management Agreement entered into by CMA Ships and a Subsidiary of Global Ship Lease, Inc. (incorporated by reference to Exhibit A-4 to Exhibit 2.1 of Marathon Acquisition Corp.’s Current Report on Form 8-K (File No. 001-32983) filed with the Commission on March 25, 2008).

10.10	Form of Guarantee made by CMA CGM S.A. in favor of Global Ship Lease, Inc. and its Subsidiaries (incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement on Form F-1 (File No. 333-147070) filed with the Commission on November 1, 2007).

10.11	Loan Agreement dated August 30, 2017, made by and among Zeus One Marine LLC and Ikaros Marine LLC, as joint and several borrowers, the banks and financial institutions listed therein as lenders, and ABN AMRO Bank N.V., as agent, arranger, security trustee and swap bank (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.12	Amending and Restating Deed dated October 9, 2018, by and among Zeus One Marine LLC and Ikaros Marine LLC as joint and several borrowers, Tasman Marine LLC, Hudson Marine LLC and Drake Marine LLC as collateral owners, Poseidon Containers Holdings LLC as corporate guarantor, Odysseus Marine LLC as shareholder, the banks and financial institutions listed therein as lenders, and ABN Amro Bank N.V. as agent, arranger, swap bank and security trustee (incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.13	Second Amending and Restating Deed dated October 25, 2018, by and among Zeus One Marine LLC and Ikaros Marine LLC as joint and several borrowers, Tasman Marine LLC, Hudson Marine LLC and Drake Marine LLC as collateral owners, Poseidon Containers Holdings LLC as corporate guarantor, Odysseus Marine LLC as shareholder, the banks and financial institutions listed therein as lenders, and ABN Amro Bank N.V. as agent, arranger, swap bank and security trustee (incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.14	Facility Agreement, dated October 9, 2018, by and among THD Maritime Co. Limited as Borrower, Tasman Marine LLC, Hudson Marine LLC, Drake Marine LLC and Poseidon Containers Holdings LLC as joint and several guarantors, Amsterdam Trade Bank N.V. as mandated lead arranger, agent and security trustee and the financial institutions listed therein as lenders (incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.15	Loan Agreement dated August 11, 2017 made by and among Crédit Agricole Corporate and Investment Bank, as lender, and Hector Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, as borrowers (incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.16	First Supplemental Agreement, dated October 24, 2018, by and among Hector Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC as corporate guarantor, Odysseus Marine LLC as share pledgor and Crédit Agricole Corporate and Investment Bank as lender (incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.17	Facility Agreement dated August 11, 2017 made by and among Leonidas Marine LLC, as borrower, Poseidon Containers Holdings LLC, as guarantor, the financial institutions listed therein as lenders, and Wilmington Trust National Association as facility agent and security agent (incorporated by reference to Exhibit 4.20 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.18	First Supplemental Agreement, dated October 24, 2018, by and among Leonidas Marine LLC as borrower, Poseidon Containers Holdings LLC as guarantor, the financial institutions listed therein as lenders and Wilmington Trust, National Association as facility agent and security agent (incorporated by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.19	Facility Agreement dated July 18, 2017 made by and among Athena Marine LLC, Aphrodite Marine LLC, Aris Marine LLC and Alexander Marine LLC, as joint and Several Borrowers, Poseidon Containers Holdings LLC, as guarantor, DVB Bank SE, Amsterdam Branch, as arranger, facility agent and security agent, and DVB Bank SE, as account bank (incorporated by reference to Exhibit 4.22 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.20	First Supplemental Agreement with respect to the DVB Facility (as hereinafter defined), dated October 24 2018, by and among Athena Marine LLC, Aphrodite Marine LLC, Aris Marine LLC and Alexander Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC as guarantor, Odysseus Marine LLC as shareholder, the banks and financial institutions listed therein as lenders, DVB Bank SE, Amsterdam Branch as facility agent, security agent and arranger, and DVB Bank SE as account bank (incorporated by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.21	Facility Agreement, dated October 3, 2018, by and among Philippos Marine LLC, Aristoteles Marine LLC and Menelaos Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC and Triton Containers Holdings LLC as parent guarantors, the banks and financial institutions listed therein as lenders, Crédit Agricole Corporate and Investment Bank as arranger, facility agent and security agent (incorporated by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.22	Junior Facility Agreement, dated October 3, 2018, by and among Philippos Marine LLC, Aristoteles Marine LLC and Menelaos Marine LLC as joint and several borrowers, Poseidon Containers Holdings LLC and Triton Containers Holdings LLC as guarantors, the banks and financial institutions listed therein as lenders, and Wilmington Trust, National Association as agent and security agent (incorporated by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.23	Term Loan Facility, dated November , 2018, by and among Laertis Marine LLC, Telemachus Marine LLC and Penelope Marine LLC as joint and several borrowers and hedge guarantors, Poseidon Containers Holdings LLC, Odyssia Containers Holdings LLC and K&T Marine LLC, as guarantors, Deutsche Bank AG, as arranger, Deutsche Bank AG Filiale Deutschlandgeschaft, as account bank, and Wilmington Trust, National Association, as facility agent and security agent (incorporated by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.24	Form of Indemnification Agreement entered into between Global Ship Lease, Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.17 of the Registrant’s Registration Statement on Form F-1 (File No. 333-147070) filed with the Commission on November 1, 2007).

10.25	2019 Omnibus Incentive Plan (incorporated by reference to Exhibit I of the Registrant’s Report on Form 6-K (File No. 001-34153) filed with the Commission on March 1, 2019).

10.26	Amended and Restated Service Agreement of Ian J. Webber, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.27	Deed of Amendment of Amended and Restated Service Agreement of Ian J. Webber, dated October 16, 2018 (incorporated by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.28	Deed of Amendment of Amended and Restated Service Agreement of Thomas A. Lister, dated October 16, 2018 (incorporated by reference to Exhibit 4.37 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.29	Non-Compete Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., Georgios Giouroukos and Conchart Commercial, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed on October 30, 2018).

10.30	Deed of Commercial Advisory Services and Exclusive Brokerage Services Agreement, dated as of October 29, 2018, by and among Conchart Commercial Inc., Global Ship Lease Services Limited and Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on October 30, 2018).

10.31	Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on October 30, 2018).

10.32	Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on October 30, 2018).

10.33	Form of Technical Management Agreement by and between Technomar Shipping Inc., on the one hand, and ship-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 6-K (File No. 001-34153) filed with the Commission on October 30, 2018).

10.34	Form of Commercial Management Agreement by and between Conchart Commercial Inc., and ship-owning subsidiaries of Global Ship Lease, Inc. (incorporated by reference to Exhibit 4.44 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

10.35	$37 Million Senior Secured Credit Facility, dated May 23, 2019, by and between the Company and Hellenic Bank Public Company Limited as Arranger, Facility Agent and Security Agent, and Original Lender

21.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Registrant’s Annual Report on Form 20-F filed with the Commission on March 29, 2019).

23.1	Consent of PricewaterhouseCoopers Audit.

23.2	Consent of PricewaterhouseCoopers S.A.

23.3	Consent of Seward & Kissel LLP (included in its opinion filed as Exhibit 5.1 and Exhibit 8.1)

24.1	Powers of Attorney (included in the signature page hereto)

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on the 9th day of August, 2019.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
	Name:	Ian J. Webber
	Title:	Chief Executive Officer
(Principal Executive Officer)

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe and Will E. Vogel with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 9, 2019.

Signature	Title
/s/ George Giouroukos George Giouroukos	Executive Chairman

/s/ Michael S. Gross Michael S. Gross	Director

/s/ Alain Wils Alain Wils	Director

/s/ Philippe Lemonnier Philippe Lemonnier	Director

/s/ Michael Chalkias Michael Chalkias	Director

/s/ Henry Mannix III Henry Mannix III	Director

/s/ Alain Pitner Alain Pitner	Director

/s/ Menno van Lacum Menno van Lacum	Director

/s/ Ian J. Webber Ian J. Webber	Chief Executive Officer (Principal Executive Officer)

/s/ Thomas A. Lister Thomas A. Lister	Chief Commercial Officer

/s/ Anastasios Psaropoulos Anastasios Psaropoulos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the city of Newark, state of Delaware, on August 9, 2019.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director